UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

March 11, 2021

Date of Report (Date of earliest event reported)

ANWORTH MORTGAGE ASSET CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-13709	52-2059785
(Commission File Number)	(IRS Employer Identification No.)

1299 Ocean Avenue, Second Floor, Santa Monica, California	90401
(Address of Principal Executive Offices)	(Zip Code)

(310) 255-4493

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	ANH	New York Stock Exchange
Series A Cumulative Preferred Stock, $0.01 Par Value	ANHPRA	New York Stock Exchange
Series B Cumulative Convertible Preferred Stock, $0.01 Par Value	ANHPRB	New York Stock Exchange
Series C Cumulative Redeemable Preferred Stock, $0.01 Par Value	ANHPRC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on December 6, 2020, Anworth Mortgage Asset Corporation (“Anworth”) entered into an Agreement and Plan of Merger with Ready Capital Corporation, a Maryland corporation (“Ready Capital”), and RC Merger Subsidiary, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital (“Merger Sub”), pursuant to which, subject to the terms and conditions therein, Anworth will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company (such transaction, the “Merger”). On February 9, 2021, Anworth and Ready Capital respectively filed a definitive joint proxy statement/prospectus (the “Proxy Statement”) with the U.S. Securities and Exchange Commission for the solicitation of proxies in connection with the respective special meetings of the stockholders of Anworth and the stockholders of Ready Capital, to be held on March 17, 2021, to vote upon matters in connection with the Merger.

Nine lawsuits have been filed by purported stockholders of Anworth, and one lawsuit has been filed by a purported stockholder of Ready Capital, with respect to the Merger. The first suit, styled as Shiva Stein v. Anworth Mortgage Asset Corporation, et al., 2:21-cv-00122 (the “Stein Lawsuit”), was filed by a purported stockholder of Anworth in the United States District Court for the Central District of California on January 7, 2021 and asserts claims against Anworth and its board of directors. The second suit, styled as Giuseppe Alescio v. Anworth Mortgage Asset Corporation, et al., No. 1:21-cv-00258 (the “Alescio Lawsuit”), was filed by a purported stockholder of Anworth in the United States District Court for the Southern District of New York on January 12, 2021 and asserts claims against Anworth, its board of directors, Ready Capital and the Merger Sub. The third suit, styled Joseph Sheridan v. Anworth Mortgage Asset Corporation, et al., No. 1:21-cv-00465 (the “Sheridan Lawsuit”), was filed by a purported stockholder of Anworth in the United States District Court for the Southern District of New York on January 19, 2021 and asserts claims against Anworth, its board of directors, Ready Capital and the Merger Sub. The fourth suit, styled Ken Bishop v. Anworth Mortgage Asset Corporation, et al., No. 1:21-cv-00331 (the “Bishop Lawsuit”), was filed by a purported stockholder of Anworth in the United States District Court for the Eastern District of New York on January 20, 2021 and asserts claims against Anworth and its board of directors. The fifth suit, styled Samuel Carlisle v. Anworth Mortgage Asset Corporation, et al., No. 2:21-cv-00566 (the “Carlisle Lawsuit”), was filed by a purported stockholder of Anworth in the United States District Court for the Central District of California on January 21, 2021 and asserts claims against Anworth and its board of directors. The sixth suit, styled Reginald Padilla v. Anworth Mortgage Asset Corporation, et al., No. 2:21-cv-00702 (the “Padilla Lawsuit”), was filed by a purported stockholder of Anworth in the United States District Court for the Central District of California on January 26, 2021 and asserts claims against Anworth and its board of directors. The seventh suit, styled Antasek et al. v. Anworth Mortgage Asset Corporation, et al., No. 2:21-cv-00917 (the “Antasek Lawsuit”), was filed by a purported stockholder of Anworth in the United States District Court for the Central District of California on February 1, 2021 and asserts claims against Anworth and its board of directors. The eighth suit, styled Sean McGillivray v. Ready Capital Corporation, et al., No. 1:21-cv-01152 (the “McGillivray Lawsuit”), was filed by a purported stockholder of Ready Capital in the United States District Court for the Southern District of New York on February 9, 2021 and asserts claims against Ready Capital and its board of directors. The ninth suit, styled Adam Franchi v. Anworth Mortgage Asset Corporation, et al., No. 2:21-cv-01782 (the “Franchi Lawsuit”), was filed by a purported stockholder of Anworth in the United District Court for the Central District of California on February 25, 2021 and asserts claims against Anworth and its board of directors. The tenth suit, styled Terrance Brodt v. Anworth Mortgage Asset Corporation, et al., No. 2:21-cv-000981 (the “Brodt Lawsuit”, and collectively with the Stein Lawsuit, the Alescio Lawsuit, the Sheridan Lawsuit, the Bishop Lawsuit, the Carlisle Lawsuit, the Padilla Lawsuit, the Antasek Lawsuit, the McGillivray Lawsuit and the Franchi Lawsuit, the “Lawsuits”), was filed by a purported stockholder of Anworth in the United States District Court for the Eastern District of Pennsylvania on March 1, 2021 and asserts claims against Anworth, its board of directors, Ready Capital and Merger Sub.

Each of the Lawsuits alleges that certain of the disclosures in the Proxy Statement are deficient, and seeks preliminary and injunctive relief. Anworth and Ready Capital intend to contest the claims asserted in the Lawsuits. However, in order to avoid further expense and the nuisance created by the Lawsuits, in particular the request for preliminary injunctive relief, and notwithstanding their position that the disclosure of such information is not required by the federal securities laws, Anworth and Ready Capital are making the following supplemental disclosures, which are incorporated in the Proxy Statement by reference:

The disclosure on page 70 of the Proxy Statement is hereby supplemented by revising the fourth paragraph on the page in its entirety as follows:

As a result of the initial outreach by Credit Suisse at the direction of the Anworth Board to five potential counterparties (including “Company B” and “Company C” as described in more detail below), as well as unsolicited, direct inquiries by three other parties, on various dates between May 2020 and August 2020, Anworth entered into mutual confidentiality and non-disclosure agreements with six potential counterparties. The terms of these agreements ranged from one year to two years and none contained any provisions that would preclude such counterparties from making a superior proposal to Anworth. Thereafter, at the direction of the Anworth Board, Mr. McAdams, representatives of Credit Suisse and representatives of these potential counterparties held introductory telephonic meetings to discuss a potential strategic transaction. Following such initial interactions, some of these potential counterparties either declined to further pursue a possible transaction with Anworth or submitted verbal non-binding proposals that did not, in the view of the Anworth Board, form the basis for further constructive discussions.

The disclosure on page 71 of the Proxy Statement is hereby supplemented by adding a new fifth paragraph after the fourth paragraph on the page as follows:

Following the meeting, at the direction of the Anworth Board, Credit Suisse contacted ten additional potential counterparties as a part of the broader marketing process. As a result of the outreach, four of the additional potential counterparties, including Ready Capital, Company D and Company E (defined below), entered into mutual confidentiality and non-disclosure agreements between September and October of 2020. The terms of these agreements ranged from one year to two years. None of these additional mutual confidentiality and non-disclosure agreements contained any provisions that would preclude such counterparties from making a superior proposal to Anworth.

The disclosure on page 96 of the Proxy Statement is hereby supplemented by revising the second paragraph on the page in its entirety as follows:

Credit Suisse then applied a selected range of September 30, 2020 tangible book value (which is referred to in this section as “TBV”) multiples of 0.70x to 0.90x derived from the September 30, 2020 TBV multiples of the selected companies to the September 30, 2020 TBVPS of Anworth. Approximate implied per share equity values for Anworth derived from such selected range of September 30, 2020 multiples were calculated as total implied equity value divided by the total number of fully diluted shares of Anworth Common Stock outstanding as of November 4, 2020 (99,305,604 shares), as provided by the Anworth Manager. This analysis indicated the following approximate implied per share equity value reference ranges for Anworth:

The disclosure on page 109 of the Proxy Statement is hereby supplemented by revising the table and the accompanying footnotes under the subheading “Ready Capital Projections” on the page and that is carried over to page 110 in their entirety as follows:

	For the year ended December 31,
	2021	2022	2023	2024	2025
Core Earnings Per Share(1)	$1.38	$1.24	$1.31	$1.35	$1.38
Book Value per Share (end of period)	$14.79	$14.58	$14.42	$14.27	$14.12
Dividends per Share / Distributed Cash Flows per Share(2)	$1.24	$1.12	$1.18	$1.21	$1.25

(1)	Core earnings is a non-GAAP measure that Ready Capital defines as net income (loss) excluding (i) any unrealized gains or losses on certain MBS, (ii) any unrealized gains or losses on sales of certain MBS, (iii) any unrealized gains or losses on residential mortgage servicing rights and (iv) one-time non-recurring gains or losses, such as gains or losses on discontinued operations, bargain purchase gains, or merger related expenses. Ready Capital believes that providing investors with core earnings gives investors greater transparency into the information used by management in its financial and operational decision-making. However, because core earnings is an incomplete measure of Ready Capital’s financial performance and involves differences from net income computed in accordance with GAAP, it should be considered along with, but not as an alternative to, net income as a measure of financial performance. In addition, because not all companies use identical calculations, Ready Capital’s presentation of core earnings may not be comparable to other similarly-titled measures of other companies.

(2)	Dividends per Share and share repurchases together encompass Distributed Cash Flows per Share. Given that no share repurchases are projected during the forecast period, Distributed Cash Flows per Share are equal to Dividends per Share during the forecast period.

The disclosure on page 112 of the Proxy Statement is hereby supplemented by revising the table and the accompanying footnotes on the page in their entirety as follows:

	For the Year Ended December 31,
	2020E	2021E	2022E	2023E
Core Earnings per Common Share(1)	$0.20	$0.27	$0.32	$0.32
Book Value per Common Share (end of period)	$3.07	$3.11	$3.15	$3.20
Dividends per Common Share / Distributed Cash Flows per Common Share(2)	$0.19	$0.27	$0.32	$0.32

(1)	Core Earnings is a non-U.S. GAAP measure that Anworth defines as net income (loss) to common stockholders, excluding (a) all realized and unrealized gains and losses on securities and derivatives, (b) premium amortization expense, (c) depreciation expense on real property, (d) changes in loss reserves or impairments, and (d) non-recurring expenses such as transaction-related expenses. As defined, Core Earnings includes (i) paydown expense on Agency MBS and (ii) net settlement on interest rate swaps after de-designation. Anworth believes that the presentation of Core Earnings provides investors with greater transparency into its period-over-period financial performance and facilities comparisons to peer REITs. Anworth’s presentation of core earnings may not be comparable to similarly-titled measures used by other companies, which may employ different calculations. As a result, Core Earnings should not be considered a substitute for Anworth’s GAAP net income (loss), as a measure of its financial performance, or any measure of Anworth’s liquidity under GAAP.
(2)	Dividends per Common Share and share repurchases together encompass Distributed Cash Flows per Common Share. Given that no share repurchases are projected during the forecast period, Distributed Cash Flows per Common Share are equal to Dividends per Common Share during the forecast period.

Item 9.01	Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits.

	Exhibit 99.1	Complaint filed by Shiva Stein on January 7, 2021 in the United States District Court for the Central District of California.

	Exhibit 99.2	Complaint filed by Giuseppe Alescio on January 12, 2021 in the United States District Court for the Southern District of New York.

	Exhibit 99.3	Complaint filed by Joseph Sheridan on January 19, 2021 in the United States District Court for the Southern District of New York.

	Exhibit 99.4	Complaint filed by Ken Bishop on January 20, 2021 in the United States District Court for the Eastern District of New York.

	Exhibit 99.5	Complaint filed by Samuel Carlisle on January 21, 2021 in the United States District Court for the Central District of California.

	Exhibit 99.6	Complaint filed by Reginald Padilla on January 26, 2021 in the United States District Court for the Central District of California.

	Exhibit 99.7	Complaint filed by Antasek et al. on February 1, 2021 in the United States District Court for the Central District of California.

	Exhibit 99.8	Complaint filed by Sean McGillivray on February 9, 2021 in the United States District Court for the Southern District of New York.

	Exhibit 99.9	Complaint filed by Adam Franchi on February 25, 2021 in the United States District Court for the Central District of California.

	Exhibit 99.10	Complaint filed by Terrance Brodt on March 1, 2021 in the United States District Court for the Eastern District of Pennsylvania.

	Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed Merger, Ready Capital has filed with the SEC a registration statement on Form S-4 (File No. 333-251863), which was declared effective by the SEC on February 9, 2021. The registration statement includes a prospectus of Ready Capital and a joint proxy statement of Anworth and Ready Capital. Anworth and Ready Capital also expect to file with the SEC other documents regarding the Merger.

STOCKHOLDERS OF ANWORTH AND READY CAPITAL ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ANWORTH, READY CAPITAL, THE PROPOSED MERGER, AND RELATED MATTERS. Stockholders of Anworth and Ready Capital may obtain free copies of the registration statement, the Proxy Statement, and all other documents filed or that will be filed with the SEC by Anworth or Ready Capital at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Anworth are available free of charge on Anworth’s website at http://www.anworth.com, or by directing a request to its Investor Relations, Attention: John T. Hillman at (310) 255-4438; email: jhillman@anworth.com. Copies of documents filed with the SEC by Ready Capital are available free of charge on Ready Capital’s website at http://www.readycapital.com, or by directing a request to its Investor Relations at (212) 257-4666; email: InvestorRelations@readycapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Participants in the Solicitation Relating to the Merger

Anworth, its directors and executive officers, and certain other affiliates of Anworth may be deemed to be “participants” in the solicitation of proxies from the stockholders of Anworth in connection with the proposed Merger. Information regarding Anworth, its directors and executive officers and their respective ownership of common stock of Anworth, and the respective interests of such participants in the Merger can be found in the Proxy Statement for Anworth’s special meeting of stockholders, filed by Anworth with the SEC on February 9, 2021. A free copy of the Proxy Statement may be obtained from the sources described above.

Ready Capital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Anworth in connection with the proposed Merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed Merger are included in the Proxy Statement for the proposed Merger.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements”, as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of Anworth and Ready Capital and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Neither Anworth nor Ready Capital can give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by phrases such as “will”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Merger, including the expected timing of completion of the Merger, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that stockholders of Anworth may not approve the Merger Agreement; the possibility that stockholders of Ready Capital may not approve the issuance of Ready Capital common stock in connection with the Merger; the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of common stock of Anworth or Ready Capital; the risk that the Merger and its announcement could have an adverse effect on the operating results and businesses of Anworth and Ready Capital generally; the outcome of any legal proceedings relating to the Merger; the ability to successfully integrate the businesses following the Merger; the ability to retain key personnel; the impact of the COVID-19 pandemic on the business and operations, financial condition, results of operations, and liquidity and capital resources of Anworth or Ready Capital; conditions in the market for mortgage-related investments; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; market conditions; general economic conditions; and legislative and regulatory changes that could adversely affect the business of Anworth or Ready Capital. All such factors are difficult to predict, including those risks set forth in Anworth’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at http://www.anworth.com and on the SEC’s website at http://www.sec.gov, and those risks set forth in Ready Capital’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on Ready Capital’s website at http://www.readycapital.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anworth nor Ready Capital undertakes any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: March 11, 2021	ANWORTH MORTGAGE ASSET CORPORATION

	By:	/s/ Joseph E. McAdams
Chief Executive Officer and President

Exhibit 99.1

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 1 of 20 Page ID #:1 BETSY C. MANIFOLD (SBN 182450) RACHELE R. BYRD (SBN 190634) MARISA C. LIVESAY (SBN 223247) BRITTANY N. DEJONG (SBN 258766) WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP 750 B Street, Suite 1820 San Diego, CA 92101 5Telephone: (619) 239-4599 6Facsimile: (619) 234-4599 manifold@whafh.com byrd@whafh.com livesay@whafh.com dejong@whafh.com Attorneys for Plaintiff [Additional Counsel on Signature Page] 11 UNITED STATES DISTRICT COURT 12CENTRAL DISTRICT OF CALIFORNIA 13 SHIVA STEIN,) ) ) Plaintiff,) ) ) v.) ) ANWORTH MORTGAGE ASSET) CORPORATION, JOSEPH E.) ) C. DAVIS, MARK S. MARON, LLOYD MCADAMS, and) DOMINIQUE MIELLE,) ) Case No. COMPLAINT FOR VIOLATIONS OF SECTIONS 14(a) AND 20(a) OF THE SECURITIES EXCHANGE ACT OF 1934 DEMAND FOR JURY TRIAL Defendants.) 22 23 24 25 26 27 28

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 2 of 20 Page ID #:2 Plaintiff Shiva Stein (“Plaintiff”), by her attorneys, makes the following allegations against Anworth Mortgage Asset Corporation (“Anworth” or the “Company”) and the members of the board of directors of Anworth (the “Board” or “Individual Defendants,” along with Anworth, collectively referred to as the “Defendants”), for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), SEC 7Rule 14a-9, 17 C.F.R. 240.14a-9, and Regulation G, 17 C.F.R. § 244.100 in connection with the proposed acquisition (the “Proposed Transaction”) of Anworth by affiliates of Ready Capital Corporation (“Ready Capital”).The allegations in this complaint are based on the personal knowledge of Plaintiff as to herself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein. INTRODUCTION 1.This is an action brought by Plaintiff to enjoin a transaction whereby RC Merger Subsidiary, LLC, a Delaware limited liability company (“Merger Sub”) will merge with and into Anworth, pursuant to which Anworth will merge with and into Merger Sub, with Merger Sub continuing as the surviving company. After which, the surviving company will be contributed to Ready Capital’s operating partnership subsidiary, Sutherland Partners, L.P., in exchange for units of limited partnership interests in the Ready Capital Operating Partnership, and as a result, the surviving company will become a wholly owned subsidiary of the Ready Capital OperatingPartnership(“ProposedTransaction”).PursuanttotheMerger Agreement, Anworth shareholders will receive (i) 0.1688 shares of Ready Capital Common Stock (hereinafter, the “Exchange Ratio”), plus (ii) $0.61 in cash minus the Per Share Excess Amount (if any), in each case, subject to adjustment as provided in the Merger Agreement (the “Merger Consideration”). The Board has unanimously recommended to the Company’s stockholders that they vote for the Proposed Transaction at the special meeting of the Anworth shareholders. Anworth - 1 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 3 of 20 Page ID #:3

shareholders will own approximately 24% of the post-transaction entity and Ready Capital shareholders will own 76% of the post-transaction entity.

2. To convince Anworth stockholders to vote in favor of the Proposed Transaction, on January 4, 2021, the Board authorized the filing of a materially incomplete and misleading Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission ("SEC"). The Registration Statement violates Sections 14(a) and 20(a) of the Exchange Act by noncompliance with Regulation G and SEC Rule 14a-9 (17 C.F.R. § 244.100 and 17 C.F.R. § 240.14a-9, respectively).

3. Defendants have failed to disclose certain material information necessary for Anworth stockholders to properly assess the fairness of the Proposed Transaction, thereby violating SEC rules and regulations and rendering certain statements in the Registration Statement materially incomplete and misleading.

4. In particular, the Registration Statement contains materially incomplete and misleading information concerning the financial forecasts for the Company prepared and relied upon by the Board in recommending to the Company's stockholders that they vote in favor of the Proposed Transaction. The same forecasts were used by Anworth's financial advisor, Credit Suisse Securities (USA) LLC, in conducting its valuation analyses in support of its fairness opinion. The Registration Statement also contains materially incomplete and misleading information concerning certain financial analyses performed by the financial advisors.

5. The material information that has been omitted from the Registration Statement must be disclosed prior to the forthcoming stockholder vote in order to allow the stockholders to make an informed decision regarding the Proposed Transaction.

6. For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(a) and 20(a) of the

- 2 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 4 of 20 Page ID #:4

Exchange Act, based on Defendants' violations of Regulation G and Rule 14a-9. Plaintiff seeks to enjoin Defendants from holding the stockholders vote on the Proposed Transaction and taking any steps to consummate the Proposed Transaction unless, and until, all material information discussed below is disclosed to Anworth stockholders sufficiently in advance of the vote on the Proposed Transaction or, in the event the Proposed Transaction is consummated without corrective disclosures, to recover damages resulting from Defendants' violations of the Exchange Act.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

8. This Court has personal jurisdiction over each defendant named herein because each defendant is either a corporation that does sufficient business in California or an individual who has sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.

9. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because Anworth is headquartered in this District.

PARTIES

10. Plaintiff has owned the common stock of Anworth since prior to the announcement of the Proposed Transaction herein complained of and continues to own this stock.

11. Anworth is a corporation duly organized and existing under the laws of Maryland and maintains its principal offices in Santa Monica, California. Anworth is, and at all relevant times hereto was, listed and traded on the New York Stock

- 3 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 5 of 20 Page ID #:5 Exchange under the symbol “ANH.” 12.Defendant Joseph E. McAdams has been a member of the Board since 2002 and is also the President, Chief Executive Officer, and Chief Investment Officer of the Company, as well as the Chairman of the Board. 13.Defendant Joe E. Davis has been a member of the Board since the Company’s formation in 1997. 14.Defendant Robert C. Davis has been a member of the Board since 2005. 15.Defendant Mark S. Maron has been a member of the Board since 2014. 16.Defendant Lloyd McAdams has been a member of the Board since the Company’s formation in 1997. 17.Defendant Dominique Mielle has been a member of the Board since 122018. 18.The Defendants referred to in paragraphs 12-17 are collectively referred to herein as the “Individual Defendants” and/or the “Board.” 19.The Defendants referred to in paragraphs 11-17 are collectively referred to herein as the “Defendants.” SUBSTANTIVE ALLEGATIONS The Proposed Transaction 20.On December 7, 2020, Anworth and Ready Capital jointly announced that it had entered into the Agreement and Plan of Merger (the “Merger Agreement”): 22 NEWYORK and SANTAMONICA,Calif., Dec.7, 2020 /PRNewswire/--ReadyCapitalCorporation(NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that focuses - 4 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 6 of 20 Page ID #:6 primarily on investments in residential mortgage-backed securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. 8 Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital's closing stock price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, while Anworth stockholders are expected to own approximately 24% of the combined company's stock. Ready Capital will also assume Anworth’s three outstanding series of preferred stock. 19 In connection with the merger, Waterfall Asset Management, LLC (“Waterfall”), Ready Capital's external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the transaction. 25 Based on the closing prices of Ready Capital’s common stock on December 4, 2020, the market capitalization of the combined companywouldbeapproximately $984million.Thecombined - 5 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 7 of 20 Page ID #:7 company will operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol “RC”. 4 “This merger highlights our continued focus on establishing Ready Capital as an industry-leading mortgage REIT, with the scale and financial resources to pursue compelling risk-adjusted returns across its diversified investment platform,” stated Ready Capital Chairman andChiefExecutiveOfficer ThomasCapasse.“Thecombined company will be in a more formidable position to execute its business plan, improve operating and cost efficiencies, and continue growth in a prudent and profitable manner.” 13 Anticipated Benefits to Ready Capital and Anworth Stockholders from the Merger Over $1 billion combined capital base and a diversified investment portfolio Portfolio redeployment will enable Ready Capital to capitalize on attractive investment opportunities Scale advantages include: oReduced operating expenses (as a percentage of combined capital base) oImproved access to financing, including corporate debt funding alternatives oGreater portfolio diversification oEnhanced shareholder liquidity and investor base diversity 27 28 - 6 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 8 of 20 Page ID #:8 Management, Governance and Corporate Headquarters Upon completion of the merger, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready Capitalexecutives JackRoss, ThomasButtacavoli, Andrew Ahlborn and GaryTaylor willremainintheircurrentroles. The combinedcompanywillbeheadquarteredin NewYork,New York. The Board of the combined company is expected to have eight directors, consisting of Ready Capital's existing seven directors and one independent director from Anworth’s current Board. 10 Timing and Approvals The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions. 17 Advisors Wells Fargo Securities is acting as exclusive financial advisor and Alston & Bird LLP is acting as legal advisor to Ready Capital. Credit Suisse is acting as exclusive financial advisor and Greenberg Traurig LLP is acting as legal advisor to the Board of Directors of Anworth. 23 * * * 24 The Materially Misleading and Incomplete Solicitation Statement 21.On January 4, 2021, Defendants caused the Registration Statement to be filed with the SEC in connection with the Proposed Transaction.The 28 - 7 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 9 of 20 Page ID #:9

Registration Statement solicits the Company's shareholders to vote in favor of the Proposed Transaction. Defendants were obligated to carefully review the Registration Statement before it was filed with the SEC and disseminated to the Company's shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Registration Statement misrepresents and/or omits material information that is necessary for the Company's shareholders to make an informed decision concerning whether to vote in favor of the Proposed Transaction, in violation of Sections 14(a) and 20(a) of the Exchange Act.

Financial Forecasts

22. The Registration Statement discloses tables for forecasts for both Anworth and Ready Capital (the "Projections"). However, the Registration Statement fails to provide material information concerning these Projections, which were developed by the Company's management and relied upon by the Board in recommending that the shareholders vote in favor of the Proposed Transaction. These financial forecasts were also relied upon by the Company's financial advisor, Credit Suisse, in rendering its fairness opinion.

23. With respect to the Ready Capital Management Projections, the Registration Statement fails to provide (i) the values of certain line items used to calculate Core Earnings Per Share, a non-GAAP measure; and (ii) a reconciliation to its most comparable GAAP measures, in direct violation of Regulation G and, consequently, Section 14(a).

24. With respect to the Anworth Management Projections, the Registration Statement fails to provide: (i) the values of certain line items used to calculate Core Earnings Per Share, a non-GAAP measure; and (ii) a reconciliation to its most comparable GAAP measures, in direct violation of Regulation G and, consequently, Section 14(a).

25. The SEC has indicated that if the most directly comparable GAAP

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Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 10 of 20 Page ID #:10

measure is not accessible on a forward-looking basis, the company must disclose that fact, provide any reconciling information that is available without unreasonable effort, identify any unavailable information and disclose the probable significance of that information. A company is permitted to provide the projected non-GAAP measure, omit the quantitative reconciliation and qualitatively explain the types of gains, losses, revenues or expenses that would need to be added to or subtracted from the non-GAAP measure to arrive at the most directly comparable GAAP measure, without attempting to quantify all those items.

26. When a company discloses non-GAAP financial measures in a registration statement that were relied on by a board of directors to recommend that shareholders exercise their corporate suffrage rights in a particular manner, the company must, pursuant to SEC regulatory mandates, also disclose all forecasts and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

27. Indeed, the SEC has increased its scrutiny of the use of non-GAAP financial measures in communications with shareholders. Former SEC Chairwoman Mary Jo White has stated that the frequent use by publicly traded companies of unique company-specific, non-GAAP financial measures (as Anworth included in the Registration Statement here), implicates the centerpiece of the SEC's disclosures regime:

> In too many cases, the non-GAAP information, which is meant to supplement the GAAP information, has become the key message to investors, crowding out and effectively supplanting the GAAP presentation. Jim Schnurr, our Chief Accountant, Mark Kronforst,

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Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 11 of 20 Page ID #:11

> our Chief Accountant in the Division of Corporation Finance and I, along with other members of the staff, have spoken out frequently about our concerns to raise the awareness of boards, management and investors. And last month, the staff issued guidance addressing a number of troublesome practices *which can make non-GAAP disclosures misleading*: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures. I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company's use of non-GAAP measures and disclosures.[1]

28. The SEC has repeatedly emphasized that disclosure of non-GAAP forecasts can be inherently misleading and has therefore heightened its scrutiny of the use of such forecasts.[2] Indeed, the SEC's Division of Corporation Finance released a new and updated Compliance and Disclosure Interpretation ("C&DI") on

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[1] Mary Jo White, *Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability* (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (last visited Jan 6, 2021) (emphasis added).

[2] *See, e.g.*, Nicolas Grabar and Sandra Flow, *Non-GAAP Financial Measures: The SEC's Evolving Views*, HARVARD LAW SCHOOL FORUM ON CORPORATE GOVERNANCE (June 24, 2016), https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measures-the-secs-evolving-views/ (last visited Jan 6, 2021); Gretchen Morgenson, *Fantasy Math Is Helping Companies Spin Losses Into Profits*, THE NEW YORK TIMES (Apr. 22, 2016), http://www.nytimes.com/2016/04/24/business/fantasy-math-is-helping-companies-spin-losses-into-profits.html?_r=0 (last visited Jan. 6, 2021).

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Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 12 of 20 Page ID #:12

the use of non-GAAP financial measures to clarify the extremely narrow and limited circumstances, known as the business combination exemption, where Regulation G would not apply.[3]

29. More importantly, the C&DI clarifies when the business combination exemption does not apply:

> There is an exemption from Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed in communications subject to Securities Act Rule 425 and Exchange Act Rules 14a-12 and 14d-2(b)(2); it is also intended to apply to communications subject to Exchange Act Rule 14d-9(a)(2). This exemption does not extend beyond such communications. Consequently, if the same non-GAAP financial measure that was included in a communication filed under one of those rules is also disclosed in a Securities Act registration statement, proxy statement, or tender offer statement, this exemption from Regulation G and Item 10(e) of Regulation S-K would not be available for that non-GAAP financial measure.

Id.

30. Thus, the C&DI makes clear that the so-called "business combination" exemption from the Regulation G non-GAAP to GAAP reconciliation requirement applies solely to the extent that a third-party, such as a financial advisor, has utilized projected non-GAAP financial measures to render a report or opinion to the Board. To the extent the Board also examined and relied on internal

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[3] *Non-GAAP Financial Measures*, U.S. SECURITIES AND EXCHANGE COMMISSION (Apr. 4, 2018), https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm#101 (last visited Jan 6, 2021). To be sure, there are other situations where Regulation G would not apply but are not applicable here.

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Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 13 of 20 Page ID #:13 financial forecasts to recommend a transaction, Regulation G applies. 31.Thus, to bring the Registration Statement into compliance with Regulation G as well as cure the materially misleading nature of the forecasts under SEC Rule 14a-9 as a result of the omitted information, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures. Financial Analyses 32.With respect to Credit Suisse’s Selected Public Companies Analysis – Anworth, the Registration Statement fails to disclose the individual multiples and metrics for the companies observed by Credit Suisse in the analysis. 33.With respect to Credit Suisse’s Selected Public Companies Analysis – Ready Capital, the Registration Statement fails to disclose the individual multiples and metrics for the companies observed by Credit Suisse in the analysis. 34.With respect to Credit Suisse’s Selected Precedent Transactions Analysis, the Registration Statement fails to disclose the individual multiples and metrics for the transactions observed by Credit Suisse in the analysis. 35.WithrespecttoCreditSuisse’s DividendDiscountAnalysis– Anworth, the Registration Statement fails to disclose: (i) the terminal values for Anworth; (ii) the basis for applying a range of TBVPS multiples of 0.70x to 0.90x to Anworth’s estimated book value as of December 31, 2023; (iii) Anworth’s estimated book value as of December 31, 2023; (iv) the underlying inputs used to derive the discount rate of 9.0% to 14.0%; and (v) the number of fully diluted outstanding shares of Anworth common stock. 36.With respect to Credit Suisse’s Dividend Discount Analysis – Ready Capital, the Registration Statement fails to disclose: (i) the terminal values for Ready Capital; (ii) the basis for applying a range of TBVPS multiples of 0.80x to 1.00x to Ready Capital’s estimated book value as of December 31, 2025; (iii) the present values of the distributed cash flows for Ready Capital; (iv) Ready Capital’s - 12 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 14 of 20 Page ID #:14 estimated book value as of December 31, 2025; and (v) the underlying inputs used to derive the discount rate of 9.0% to 13.0%. 37.In sum, the Registration Statement independently violates both: (i) Regulation G, which requires a presentation and reconciliation of any non-GAAP financial measure to their most directly comparable GAAP equivalent; and (ii) Rule 14a-9, since the material omitted information renders certain statements, discussed above, materially incomplete and misleading.As the Registration Statement independently contravenes the SEC rules and regulations, Defendants violated Section 14(a) and Section 20(a) of the Exchange Act by filing the Registration Statement to garner votes in support of the Proposed Transaction from Anworth shareholders. 38.Absent disclosure of the foregoing material information prior to the special shareholder meeting to vote on the Proposed Transaction, Plaintiff will not be able to make a fully informed decision regarding whether to vote in favor of the Proposed Transaction, and she is thus threatened with irreparable harm, warranting the injunctive relief sought herein. 17 FIRST CAUSE OF ACTION (Against All Defendants for Violations of Section 14(a) of the Exchange Act and 17 C.F.R. § 244.100 Promulgated Thereunder) 39.Plaintiff repeats and re-alleges each allegation set forth above as if fully set forth herein. 40.Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy statement or consent or authorization in respect of any security (other than an exempted security) registered - 13 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 15 of 20 Page ID #:15 pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1). 41.As set forth above, the Registration Statement omits information required by SEC Regulation G, 17 C.F.R. § 244.100, which independently violates Section 14(a). SEC Regulation G, among other things, requires an issuer that chooses to disclose a non-GAAP measure to provide a presentation of the “most directly comparable” GAAP measure, and a reconciliation “by schedule or other clearly understandable method” of the non-GAAP measure to the “most directly comparable” GAAP measure. 17 C.F.R. § 244.100(a). 42.The failure to reconcile the numerous non-GAAP financial measures included in the Registration Statement violates Regulation G and constitutes a violation of Section 14(a). 12 SECOND CAUSE OF ACTION (Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 Promulgated Thereunder) 43.Plaintiff repeats and re-alleges each allegation set forth above as if fully set forth herein. 44.SEC Rule 14a-9 prohibits the solicitation of shareholder votes in registration statements that contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .”17 C.F.R. § 22240.14a-9. 45.Regulation G similarly prohibits the solicitation of shareholder votes by “mak[ing] public a non-GAAP financial measure that, taken together with the information accompanying that measure . . . contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure . . . not misleading.” 17 C.F.R. § 28244.100(b). - 14 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 16 of 20 Page ID #:16 46.Defendants have issued the Registration Statement with the intention of soliciting shareholder support for the Proposed Transaction. Each of the DefendantsreviewedandauthorizedthedisseminationoftheRegistration Statement, which fails to provide critical information regarding, amongst other things, the financial forecasts for the Company. 47.In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort. 48.The Individual Defendants knew or were negligent in not knowing that the Registration Statement is materially misleading and omits material facts that arenecessary to render it notmisleading. TheIndividual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connectionwiththeirdecisiontoapproveandrecommendtheProposed Transaction. 49.The Individual Defendants knew or were negligent in not knowing thatthematerialinformationidentifiedabovehasbeenomittedfromthe Registration Statement, rendering the sections of the Registration Statement identified above to be materially incomplete and misleading. 50.The Individual Defendants were, at the very least, negligent in preparingandreviewingtheRegistrationStatement.Thepreparationofa registrationstatementbycorporateinsiderscontainingmateriallyfalseor misleading statements or omitting a material fact constitutes negligence. The - 15 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 17 of 20 Page ID #:17 Individual Defendants were negligent in choosing to omit material information from the Registration Statement or failing to notice the material omissions in the Registration Statement upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Individual Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and the preparation of the Company’s financial forecasts. 51.Anworth is also deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the Registration Statement. 52.The misrepresentations and omissions in the Registration Statement are material to Plaintiff, who will be deprived of her right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. 53.Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict. THIRD CAUSE OF ACTION (Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act) 54.Plaintiff incorporates each and every allegation set forth above as if fully set forth herein. 55.The Individual Defendants acted as controlling persons of Anworth within the meaning of Section 20(a) of the Exchange Act as alleged herein.By virtue of their positions as officers and/or directors of Anworth, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading. - 16 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 18 of 20 Page ID #:18

56. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

57. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Registration Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in preparing the Registration Statement.

58. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

59. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

60. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants' conduct, Plaintiff will be irreparably harmed.

61. Plaintiff has no adequate remedy at law. Only through the exercise of

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Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 19 of 20 Page ID #:19 this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict. RELIEF REQUESTED WHEREFORE,PlaintiffdemandsjudgmentagainstDefendantsas follows: A.PreliminarilyandpermanentlyenjoiningDefendantsandtheir counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the Registration Statement; B.In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages; C.Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the Proposed Transaction; D.Awarding Plaintiff the costs and disbursements of this action and reasonable allowances for fees and expenses of Plaintiff’s counsel and experts; and E.Granting Plaintiff such other and further relief as the Court may deem just and proper. DEMAND FOR JURY TRIAL Plaintiff hereby demands a trial by jury. DATED: January 7, 2021WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP 24 25By:/s/ Rachele R. Byrd RACHELE R. BYRD 26 BETSY C. MANIFOLD RACHELE R. BYRD MARISA C. LIVESAY BRITTANY N. DEJONG - 18 -

Case 2:21-cv-00122 Document 1 Filed 01/07/21 Page 20 of 20 Page ID #:20 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16810282 17 18 19 20 21 22 23 24 25 26 27 28 750 B Street, Suite 1820 San Diego, CA 92101 Telephone: (619) 239-4599 Facsimile: (619) 234-4599 manifold@whafh.com byrd@whafh.com livesay@whafh.com dejong@whafh.com Of Counsel: WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP GLORIA KUI MELWANI 270 Madison Avenue New York, NY 10016 Telephone: (212) 545-4600 Facsimile: (212) 686-0114 Counsel for Plaintiff - 19 -

Exhibit 99.2

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK GIUSEPPE ALESCIO, Plaintiff, v. ANWORTH MORTGAGE ASSET CORPORATION, JOSEPH E. MCADAMS, JOE E. DAVIS, ROBERT C. DAVIS, MARK MARON, LLYOD MCADAMS, DOMINIQUE MIELLE, READY CAPITAL CORPORATION, and RC MERGER SUBSIDIARY, LLC, Defendants. ) ) ) )Case No. ) )JURY TRIAL DEMANDED ) ) ) ) ) ) ) ) ) COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows: NATURE OF THE ACTION This action stems from a proposed transaction announced on December 7, 2020 (the “Proposed Transaction”), pursuant to which Anworth Mortgage Asset Corporation (“Anworth” or the “Company”) will be acquired by Ready Capital Corporation (“Parent”) and RC Merger Subsidiary, LLC (“Merger Sub,” and together with Parent, “Ready Capital”). On December 6, 2020, Anworth’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Ready Capital. Pursuant to the terms of the Merger Agreement, Anworth’s stockholders will receive $0.61 in cash and 0.1688 of a share of Parent common stock for each share of Anworth common stock they own.

On January 4, 2021, defendants filed a Form S-4 Registration Statement (the “Registration Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Registration Statement omits material information with respect to the Proposed Transaction, which renders the Registration Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Registration Statement. JURISDICTION AND VENUE This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice. Venue is proper under 28 U.S.C. § 1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District. PARTIES Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Anworth common stock. Defendant Anworth is a Maryland corporation and a party to the Merger Agreement. Anworth’s common stock is traded on the NYSE, which is headquartered in New York, New York, under the ticker symbol “ANH.”

Defendant Joseph E. McAdams is Chief Executive Officer, President, and Chairman of the Board of the Company. Defendant Joe E. Davis is a director of the Company. Defendant Robert C. Davis is a director of the Company. Defendant Mark S. Maron is a director of the Company. Defendant Llyod McAdams is a director of the Company. Defendant Dominique Mielle is a director of the Company. The defendants identified in paragraphs 10 through 15 are collectively referred to herein as the “Individual Defendants.” Defendant Parent is a Maryland corporation and a party to the Merger Agreement. Defendant Merger Sub is a Delaware limited liability company, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement. SUBSTANTIVE ALLEGATIONS Background of the Company and the Proposed Transaction Anworth is a specialty finance mortgage company organized to qualify as a real estate investment trust that invests primarily in mortgage-backed securities that are either rated “investment grade” or are guaranteed by federally sponsored enterprises, such as Fannie Mae or Freddie Mac. On December 6, 2020, Anworth’s Board caused the Company to enter into the Merger Agreement. Pursuant to the terms of the Merger Agreement, Anworth’s stockholders will receive $0.61 in cash and 0.1688 of a share of Parent common stock for each share of Anworth common stock they own.

According to the press release announcing the Proposed Transaction: Ready Capital Corporation (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that focuses primarily on investments in residential mortgage-backed securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital’s closing stock price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, while Anworth stockholders are expected to own approximately 24% of the combined company’s stock. Ready Capital will also assume Anworth’s three outstanding series of preferred stock. . . . Management, Governance and Corporate Headquarters Upon completion of the merger, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and Gary Taylor will remain in their current roles. The combined company will be headquartered in New York, New York. The Board of the combined company is expected to have eight directors, consisting of Ready Capital’s existing seven directors and one independent director from Anworth’s current Board. Timing and Approvals The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions. Advisors Wells Fargo Securities is acting as exclusive financial advisor and Alston & Bird LLP is acting as legal advisor to Ready Capital. Credit Suisse is acting as exclusive financial advisor and Greenberg Traurig LLP is acting as legal advisor to the Board of Directors of Anworth.

The Registration Statement Omits Material Information, Rendering It False and Misleading Defendants filed the Registration Statement with the SEC in connection with the Proposed Transaction. As set forth below, the Registration Statement omits material information. First, the Registration Statement omits material information regarding the financial projections for the Company and Ready Capital. With respect to the Company’s financial projections, the Registration Statement fails to disclose: (i) all line items used to calculate core earnings per share; and (ii) a reconciliation of all non-GAAP to GAAP metrics. With respect to Ready Capital’s financial projections, the Registration Statement fails to disclose: (i) all line items used to calculate core earnings per share; and (ii) a reconciliation of all non-GAAP to GAAP metrics. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Second, the Registration Statement omits material information regarding the analyses performed by the Company’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”). With respect to Credit Suisse’s Selected Public Companies Analysis – Anworth, the Registration Statement fails to disclose the individual multiples and metrics for the companies observed in the analysis.

With respect to Credit Suisse’s Selected Public Companies Analysis – Ready Capital, the Registration Statement fails to disclose the individual multiples and metrics for the companies observed in the analysis. With respect to Credit Suisse’s Selected Precedent Transactions Analysis, the Registration Statement fails to disclose the individual multiples and metrics for the transactions observed in the analysis. With respect to Credit Suisse’s Dividend Discount Analysis – Anworth, the Registration Statement fails to disclose: (i) the terminal values for Anworth; (ii) Credit Suisse’s basis for applying a range of TBVPS multiples of 0.70x to 0.90x; (iii) Anworth’s estimated book value; (iv) the individual inputs and assumptions underlying the discount rates of 9.0% to 14.0%; and (v) the number of fully diluted outstanding shares of Anworth common stock. With respect to Credit Suisse’s Dividend Discount Analysis – Ready Capital, the Registration Statement fails to disclose: (i) the terminal values for Ready Capital; (ii) Credit Suisse’s basis for applying a range of TBVPS multiples of 0.80x to 1.00x; (iii) the distributed cash flows for Ready Capital; (iv) Ready Capital’s estimated book value; and (v) the individual inputs and assumptions underlying the discount rates of 9.0% to 13.0%. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Third, the Registration Statement omits material information regarding Credit Suisse. The Registration Statement fails to disclose whether Credit Suisse has performed past services for the Company or its affiliates, and if so, the timing and nature of the services and the amount of compensation received by Credit Suisse for providing the services. The omission of the above-referenced material information renders the Registration Statement false and misleading. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders. COUNT I Claim for Violation of Section 14(a) of the 1934 Act and Rule 14a-9 Promulgated Thereunder Against the Individual Defendants and Anworth Plaintiff repeats and realleges the preceding allegations as if fully set forth herein. The Individual Defendants disseminated the false and misleading Registration Statement, which contained statements that, in violation of Section 14(a) of the 1934 Act and Rule 14a-9, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not materially false or misleading. Anworth is liable as the issuer of these statements. The Registration Statement was prepared, reviewed, and/or disseminated by the Individual Defendants. By virtue of their positions within the Company, the Individual Defendants were aware of this information and their duty to disclose this information in the Registration Statement. The Individual Defendants were at least negligent in filing the Registration Statement with these materially false and misleading statements. The omissions and false and misleading statements in the Registration Statement are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available in the Registration Statement and in other information reasonably available to stockholders. The Registration Statement is an essential link in causing plaintiff to approve the Proposed Transaction. By reason of the foregoing, defendants violated Section 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder. Because of the false and misleading statements in the Registration Statement, plaintiff is threatened with irreparable harm. COUNT II Claim for Violation of Section 20(a) of the 1934 Act Against the Individual Defendants and Ready Capital Plaintiff repeats and realleges the preceding allegations as if fully set forth herein. The Individual Defendants and Ready Capital acted as controlling persons of Anworth within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or Board members of Anworth and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Registration Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading. Each of the Individual Defendants and Ready Capital was provided with or had unlimited access to copies of the Registration Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Registration Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Registration Statement. Ready Capital also had supervisory control over the composition of the Registration Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Registration Statement. By virtue of the foregoing, the Individual Defendants and Ready Capital violated Section 20(a) of the 1934 Act. As set forth above, the Individual Defendants and Ready Capital had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, plaintiff is threatened with irreparable harm. PRAYER FOR RELIEF WHEREFORE, plaintiff prays for judgment and relief as follows: Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction; In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

Directing the Individual Defendants to disseminate a Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder; Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and Granting such other and further relief as this Court may deem just and proper. JURY DEMAND Plaintiff hereby requests a trial by jury on all issues so triable.

Exhibit 99.3

Case 1:21-cv-00465 Document 1 Filed 01/19/21 Page 1 of 16

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

JOSEPH SHERIDAN, Plaintiff, v. ANWORTH MORTGAGE ASSET CORPORATION, JOSEPH E. MCADAMS, LLOYD MCADAMS, JOE E. DAVIS, ROBERT C. DAVIS, MARK S. MARON, DOMINIQUE MIELLE, RC MERGER SUBSIDIARY, LLC, and READY CAPITAL CORPORATION, Defendants,	Civil Action No. **COMPLAINT FOR VIOLATIONS OF SECTIONS 14(a) AND 20(a) OF THE SECURITIES EXCHANGE ACT OF 1934** **JURY TRIAL DEMAND**

Plaintiff Joseph Sheridan ("Plaintiff") alleges the following upon information and belief, including investigation of counsel and review of publicly available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. Plaintiff brings this action against Anworth Mortgage Asset Corporation ("Anworth Mortgage" or the "Company") and Anworth Mortgage's Board of Directors (the "Board" or the "Individual Defendants") for their violations of Section 14(a) and 20(a) of the Securities Exchange Act of 1934, 15.U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9, arising out of the Board's attempt to sell the Company to Ready Capital Corporation through its wholly-owned subsidiary RC Merger Subsidiary, LLC (collectively "Ready Capital").

2. Defendants have violated the above-referenced Sections of the Exchange Act by causing a materially incomplete and misleading registration statement (the "S-4") to be filed with

1

the Securities and Exchange Commission (“SEC”) on January 4, 2021. The S-4 recommends that Anworth Mortgage stockholders vote in favor of a proposed transaction (the “Proposed Transaction”) whereby Anworth Mortgage is acquired by Ready Capital. The Proposed Transaction was first disclosed on December 7, 2020, when Anworth Mortgage and Ready Capital announced that they had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which each share of Anworth Mortgage common stock will be exchanged for $0.61 and 0.1688 shares of Ready Capital common stock (the “Merger Consideration”). The deal is expected to close by the end of the first quarter of 2021. The S-4 is materially incomplete and contains misleading representations and information in violation of Sections 14(a) and 20(a) of the Exchange Act. Specifically, the S-4 contains materially incomplete and misleading information concerning the sales process, financial projections prepared by Anworth Mortgage management, as well as the financial analyses conducted by Credit Suisse Securities (USA) LLC (“Credit Suisse”), Anworth Mortgage’s financial advisor. For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction, including filing an amendment to the S-4 with the SEC or otherwise causing an amendment to the S-4 to be disseminated to Anworth Mortgage’s stockholders, unless and until the material information discussed below is included in any such amendment or otherwise disseminated to Anworth Mortgage’s stockholders. In the event the Proposed Transaction is consummated without the material omissions referenced below being remedied, Plaintiff seeks to recover damages resulting from the Defendants’ violations.

PARTIES Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Anworth Mortgage. Defendant Anworth Mortgage is a corporation organized and existing under the laws of the State of Maryland. The Company’s principal executive offices are located at 1299 Ocean Avenue, 2nd Floor, Santa Monica, California 90401. Anworth Mortgage common stock trades on NYSE under the ticker symbol “ANH.” Defendant Joseph E. McAdams has been President of the Company since 2016, CEO and Chairman of the Board since 2018, Chief Investment Officer since 2003, and a director of the Company since 2002. Defendant Lloyd McAdams has been a director of the Company since 1997. Defendant L. McAdams served as President of the Company until 2016, and served as CEO and Chairman until 2018. Defendant Joe E. Davis has been a director of the Company since 1997. Defendant Robert C. Davis has been a director of the Company since 2005. Defendant Mark S. Maron has been a director of the Company since 2014. Defendant Dominique Mielle has been a director of the Company since 2018. Defendants J. McAdams, L. McAdams, J. Davis, R. Davis, Maron and Mielle are collectively referred to herein as the “Board” or “Individual Defendants.” Defendant Ready Capital Corporation is a Maryland corporation. Ready Capital’s principal executive offices are located at 1251 Avenue of the Americas, 50th Floor, New York, New York 10020. Ready Capital common stock trades on NYSE under the ticker symbol “RC.” Defendant RC Merger Subsidiary, LLC is a Delaware limited liability company and is a wholly owned subsidiary of Ready Capital Corporation. JURISDICTION AND VENUE This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice. Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) a significant amount of the conduct at issue took place and had an effect in this District; and (ii) Ready Capital has its principal executive offices located in this District. FURTHER SUBSTANTIVE ALLEGATIONS Background of the Company and the Proposed Transaction Anworth Mortgage is a real estate investment trust (“REIT”) that finances, manage and invests in residential mortgage loans and residential mortgage-backed securities that are “investment grade” or guaranteed by federally sponsored enterprises. The Company is managed by Anworth Management, LLC (the “Manager”), which is supervised and directed by the Board. The Manager conducts all of Anworth Mortgage’s daily operations. Defendant L. McAdams is the Managing Member of the Manager, and Defendant J. McAdams is a member of the Manager. On December 6, 2020, the Company entered into the Merger Agreement with Ready Capital.

According to the press release issued on December 7, 2020 announcing the Proposed Transaction: READY CAPITAL AND ANWORTH MORTGAGE ASSET CORPORATION ANNOUNCE MERGER TRANSACTION - Transaction Will Create a Scaled Commercial Mortgage REIT with a Combined Capital Base in Excess of $1 Billion and a Diversified Investment Portfolio - - Substantially Improved Operating Leverage Due to Increased Scale - - Investment Portfolio Redeployment to Drive Long-Term Earnings Accretion - New York, NY, & Santa Monica, CA, December 7, 2020 /PRNewswire/ – Ready Capital Corporation (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that focuses primarily on investments in residential mortgage-backed securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital’s closing stock price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, while Anworth stockholders are expected to own approximately 24% of the combined company’s stock. Ready Capital will also assume Anworth’s three outstanding series of preferred stock. In connection with the merger, Waterfall Asset Management, LLC (“Waterfall”), Ready Capital’s external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the transaction. Based on the closing prices of Ready Capital’s common stock on December 4, 2020, the market capitalization of the combined company would be approximately $984 million. The combined company will operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol “RC”. “This merger highlights our continued focus on establishing Ready Capital as an industry-leading mortgage REIT, with the scale and financial resources to pursue compelling risk-adjusted returns across its diversified investment platform,” stated

Ready Capital Chairman and Chief Executive Officer Thomas Capasse. “The combined company will be in a more formidable position to execute its business plan, improve operating and cost efficiencies, and continue growth in a prudent and profitable manner.” Anticipated Benefits to Ready Capital and Anworth Stockholders from the Merger Management, Governance and Corporate Headquarters Upon completion of the merger, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and Gary Taylor will remain in their current roles. The combined company will be headquartered in New York, New York. The Board of the combined company is expected to have eight directors, consisting of Ready Capital’s existing seven directors and one independent director from Anworth’s current Board. Timing and Approvals The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions. The Materially Incomplete and Misleading S-4 The Individual Defendants must disclose all material information regarding the Proposed Transaction to Anworth Mortgage stockholders so that they can make a fully informed decision whether to vote in favor of the Proposed Transaction. On January 4, 2021, Defendants filed the S-4 with the SEC. The purpose of the S-

4 is, inter alia, to provide the Company’s stockholders with all material information necessary for them to make an informed decision on whether to vote in favor of the Proposed Transaction. However, significant and material facts were not provided to Plaintiff and the other Anworth Mortgage stockholders. Without such information, Plaintiff and the Anworth Mortgage stockholders cannot make a fully informed decision concerning whether to vote in favor of the Proposed Transaction. Materially Misleading Statements/Omissions Regarding the Management-Prepared Financial Forecasts The S-4 discloses management-prepared financial projections for the Company which are materially misleading. The S-4 indicates that in connection with the rendering of Credit Suisse’s fairness opinion, Credit Suisse reviewed “financial forecasts relating to Anworth [Mortgage] for the fiscal years ending December 31, 2020 through December 31, 2023 . . . prepared and provided to Credit Suisse by the Anworth Manager [Anworth Management LLC].” Accordingly, the S-4 should have, but failed to, provide certain information in the projections that Anworth Mortgage’s manager provided to the Board and Credit Suisse. Notably, Defendants failed to disclose all the line items used to calculate core earnings per share for Anworth and Ready Capital. The S-4 also fails to disclose the distributed cash flows for Anworth Mortgage from the fourth quarter of 2020 through December 31, 2023, and the distributed cash flows of Ready Capital from the fourth quarter of 2020 through December 31, 2025. Further, the S-4 fails to disclose Anworth Mortgage’s estimated book value as of December 31, 2023 and Ready Capital’s estimated book value as of December 31, 2025. This omitted information is necessary for Plaintiff and the Anworth Mortgage stockholders to make an informed decision on whether to vote in favor of the Proposed Transaction.

Materially Incomplete and Misleading Disclosures Concerning Credit Suisse’s Financial Analyses Finally, with respect to the Selected Public Companies Analysis, the S-4 fails to disclose the objective selection criteria for each company, as well as the multiples for TBVPS for each company. The S-4 also fails to disclose the basis for selecting multiples of tangible book value to apply to Anworth Mortgage’s TBVPS that are below the median multiple. Second, with respect to the Selected Precedent Transactions Analysis, the S-4 fails to disclose the objective selection criteria for each transaction, the enterprise values for each of the selected transactions, as well as the multiples for TBVPS for each company. With respect to the Dividend Discount Analysis, the S-4 fails to disclose: (i) the terminal values for Anworth Mortgage and Ready Capital; (ii) the basis for applying a range of TBVPS multiples of 0.70x to 0.90x to Anworth Mortgage; (iii) the basis for applying a range of TBVPS multiples of 0.80x to 1.00x to Ready Capital; and (iii) the inputs and assumptions behind selecting discount rates of 9.0% to 14.0% for Anworth Mortgage, and 9.0% to 13.0% for Ready Capital. Materially Incomplete and Misleading Disclosures Concerning the Flawed Process The S-4 also fails to disclose material information concerning the sales process. For example, in July 2019, the Board formed the Strategic Review Committee. After discussions with Company A ceased, the Strategic Review Committee directed Defendant J. McAdams to continue looking into strategic alternatives. But the S-4 does not disclose the exact authority and responsibilities of the Strategic Review Committee. And on November 5, 2020, the Board decided to reactivate the Strategic Review Committee. The S-4 does not disclose when the Strategic Review Committee had been deactivated, the basis for doing so, or the authority and responsibilities of the reactivated Strategic Review Committee.

Anworth Mortgage had valuation discussions with Company A as part of negotiations towards a potential transaction. The S-4 does not disclose information about these valuation discussions, including whether Company A had made a proposal to acquire Anworth Mortgage and the valuation of Anworth Mortgage implied. Of eight parties in communication with the Company about a potential transaction between May and August 2020, “some” submitted verbal proposals that the Board deemed insufficient to justify further discussions. The S-4 does not disclose the number of verbal proposals received, the terms of the proposals, or the implied valuation of Anworth Mortgage from the proposals. On October 6, 2020, Credit Suisse informed the Board that it had had discussions with 13 parties, received verbal proposals from four parties, and proposals from Company B, Company C, Company D and Ready Capital. The S-4 does not disclose if this information differs from the parties that submitted proposals between May and August 2020, nor the terms of the verbal proposals or the implied valuation of the Company from those proposals. On August 19, 2020, the Board instructed Credit Suisse to conduct a broader marketing process. The S-4 fails to disclose the number of parties contacted by Credit Suisse as part of this broader process or the number that entered into confidentiality or non-disclosure agreements with the Company. Anworth Mortgage entered into confidentiality and non-disclosure agreements with six potential parties between May 2020 and August 2020. The S-4 fails to state whether those agreements are still in effect and whether they contain standstill provisions that preclude the parties from making a superior proposal for the Company. The S-4 also fails to disclose the basis for some of the agreements differing significantly from each other. For example, the agreement with Ready Capital has a two-year term, while the agreement with Company D has an 18-month term. The agreement with Company E has only a 12-month term. The S-4 does not disclose the reason for such differing terms amongst the parties, nor whether and how the confidentiality or non-disclosure agreements differ in other ways. The Company entered into a new mutual non-disclosure agreement with Ready Capital in connection with the exclusivity agreement, which was entered into on November 9, 2020. The new agreement, signed on November 8, 2020, had a term of 18 months, and included a standstill provision that prevented each party from soliciting an acquisition proposal from any other party. The S-4 fails to disclose the basis for entering into such a standstill provision during a sales process, and whether the terms of the standstill provision fell away or were waived once the Merger Agreement was signed. Credit Suisse provided the Board and the Strategic Review Committee with its analyses throughout the process, yet those analyses were not disclosed. That includes the key assumptions and other considerations related to the proposals by Company B, Company C and Company D as discussed with the Board on September 21, 2020; the financial analysis of the various proposals as discussed at the Board meeting on October 6, 2020; the summaries of proposals and differences in valuation methodologies discussed at the Board meeting on October 27, 2020; and the financial analysis of the Merger Consideration and Ready Capital as provided to the Board on December 4, 2020. In addition, Credit Suisse discussed third party valuation reports and sum-of-the-parts analyses to validate Anworth Mortgage and Ready Capital’s respective book value, yet those analyses were not disclosed. The Company executed an engagement letter with Credit Suisse on July 24, 2019. The S-4 does not disclose whether the Board or Strategic Review Committee reviewed Credit Suisse’s potential conflicts after this point. Indeed, the S-4 notes that Credit Suisse performed services for Ready Capital’s manager in the two years prior to the date of its fairness opinion. The S-4 fails to disclose whether Credit Suisse performed these services while retained by Anworth Mortgage and while Ready Capital was a part of the sales process. The S-4 further fails to disclose whether Credit Suisse provided services to Ready Capital or Anworth Mortgage in the two years prior to rendering its fairness opinion and, if so, the compensation received for those services. This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, Plaintiff and the other Anworth Mortgage stockholders were not fully informed as to the defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process. And without all material information, Plaintiff and the Anworth Mortgage stockholders are unable to make a fully informed decision in connection with the Proposed Transaction and face irreparable harm, warranting the injunctive relief sought herein. In addition, the Individual Defendants knew or recklessly disregarded that the S-4 omits the material information concerning the Proposed Transaction and contains the materially incomplete and misleading information discussed above. Specifically, the Individual Defendants undoubtedly reviewed the contents of the S-4 before it was filed with the SEC. Indeed, as directors of the Company, they were required to do so. The Individual Defendants thus knew or recklessly disregarded that the S-4 omits the material information referenced above and contains the incomplete and misleading information referenced above. Further, the S-4 indicates that on December 6, 2020, Credit Suisse reviewed with the Board its financial analysis of the Proposed Transaction and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion of the same date, to the effect that the Proposed Transaction was fair, from a financial point of view, to Anworth Mortgage stockholders. Accordingly, the Individual Defendants undoubtedly reviewed or were presented with the material information concerning Credit Suisse’s financial analyses which has been omitted from the S-4, and thus knew or should have known that such information has been omitted. Plaintiff and the other Anworth Mortgage stockholders are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Plaintiff and the Company’s stockholders will continue to suffer absent judicial intervention. CLAIMS FOR RELIEF COUNT I Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 Plaintiff incorporates each and every allegation set forth above as if fully set forth herein. Defendants have filed the S-4 with the SEC with the intention of soliciting Anworth Mortgage stockholder support for the Proposed Transaction. Each of the Individual Defendants reviewed and authorized the dissemination of the S-4, which fails to provide the material information referenced above. In so doing, Defendants made materially incomplete and misleading statements and/or omitted material information necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors of Anworth Mortgage, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that such communications with stockholders shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9. Specifically, and as detailed above, the S-4 violates Section 14(a) and Rule 14a-9 because it omits material facts concerning: (i) management’s financial projections; (ii) the value of Anworth Mortgage shares and the financial analyses performed by Credit Suisse in support of its fairness opinion; and (iii) the sales process. Moreover, in the exercise of reasonable care, the Individual Defendants knew or should have known that the S-4 is materially misleading and omits material information that is necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the S-4 states that Credit Suisse reviewed and discussed its financial analyses with the Board during various meetings including on December 6, 2020, and further states that the Board relied upon Credit Suisse’s financial analyses and fairness opinion in connection with approving the Proposed Transaction. The Individual Defendants knew or should have known that the material information identified above has been omitted from the S-4, rendering the sections of the S-4 identified above to be materially incomplete and misleading. The misrepresentations and omissions in the S-4 are material to Plaintiff and the other Anworth Mortgage stockholders, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act Plaintiff incorporates each and every allegation set forth above as if fully set forth herein. The Individual Defendants acted as controlling persons of Anworth Mortgage within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Anworth Mortgage and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the S-4 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading. Each of the Individual Defendants was provided with or had unlimited access to copies of the S-4 and other statements alleged by Plaintiff to be misleading prior to the time the S-4 was filed with the SEC and had the ability to prevent the issuance of the statements or cause the statements to be corrected. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The S-4 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the S-4.

In addition, as the S-4 sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The S-4 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed. RELIEF REQUESTED WHEREFORE, Plaintiff demands injunctive relief in his favor and against the Defendants jointly and severally, as follows: Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from filing an amendment to the S-4 with the SEC or otherwise disseminating an amendment to the S-4 to Anworth Mortgage stockholders unless and until Defendants agree to include the material information identified above in any such amendment; Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the S-4;

In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages; Directing the Defendants to account to Plaintiff for all damages suffered as a result of their wrongdoing; Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and Granting such other and further equitable relief as this Court may deem just and proper. JURY DEMAND Plaintiff demands a trial by jury. Dated: January 19, 2021ROWLEY LAW PLLC S/ Shane T. Rowley Shane T. Rowley (SR-0740) Danielle Rowland Lindahl 50 Main Street, Suite 1000 White Plains, NY 10606 Tel: (914) 400-1920 Fax: (914) 301-3514 Email: srowley@rowleylawpllc.com Email: drl@rowleylawpllc.com Attorneys for Plaintiff

Exhibit 99.4

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 1 of 15 PageID #: 1 Daniel Sadeh, Esq. HALPER SADEH LLP 667 Madison Avenue, 5th Floor New York, NY 10065 Telephone: (212) 763-0060 Facsimile: (646) 776-2600 Email: sadeh@halpersadeh.com Counsel for Plaintiff UNITED STATES DISTRICT COURT EASTERN DISTRICT OF NEW YORK KEN BISHOP, Plaintiff, v. ANWORTH MORTGAGE ASSET CORPORATION, JOSEPH E. MCADAMS, JOE E. DAVIS, ROBERT C. DAVIS, MARK S. MARON, LLOYD MCADAMS, and DOMINIQUE MIELLE, Defendants. Case No: COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED Plaintiff Ken Bishop (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys. NATURE OF THE ACTION This is an action against Anworth Mortgage Asset Corporation (“Anworth” or the “Company”), and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a) and 78t(a), and Rule 14a-9 promulgated thereunder by the SEC, 17

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 2 of 15 PageID #: 2 C.F.R. § 240.14a-9, in connection with the proposed acquisition (the “Proposed Transaction”) of Anworth by Ready Capital Corporation (“Ready Capital”) and RC Merger Subsidiary, LLC (“Merger Sub”). JURISDICTION AND VENUE The claims asserted herein arise under and pursuant to Sections 14(a) and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(a) and 78t(a)) and Rule 14a-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14a-9). This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the combined company will be headquartered in New York after the closing of the Proposed Transaction. In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange. PARTIES Plaintiff is, and has been at all relevant times hereto, an owner of Anworth common stock.

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 3 of 15 PageID #: 3

7. Defendant Anworth operates as a real estate investment trust in the United States. The Company is incorporated in Maryland. The Company's common stock trades on the New York Stock Exchange under the ticker symbol, "ANH."

8. Defendant Joseph E. McAdams ("J. McAdams") is President, Chief Executive Officer, Chief Investment Officer, and Chairman of the Board of the Company.

9. Defendant Joe E. Davis ("J. Davis") is a director of the Company.

10. Defendant Robert C. Davis ("R. Davis") is a director of the Company.

11. Defendant Mark S. Maron ("Maron") is a director of the Company.

12. Defendant Lloyd McAdams ("L. McAdams") is a director of the Company.

13. Defendant Dominique Mielle ("Mielle") is a director of the Company.

14. Defendants J. McAdams, J. Davis, R. Davis, Maron, L. McAdams, and Mielle are collectively referred to herein as the "Individual Defendants."

15. Defendants Anworth and the Individual Defendants are collectively referred to herein as the "Defendants."

SUBSTANTIVE ALLEGATIONS

A. The Proposed Transaction

16. On December 7, 2020, Anworth and Ready Capital announced that they had entered into a definitive merger agreement pursuant to which Ready Capital would acquire each share of Anworth common stock for 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company's stock while Anworth stockholders are expected to own approximately 24%. The press release announcing the merger states, in pertinent part:

3

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 4 of 15 PageID #: 4 Ready Capital and Anworth Mortgage Asset Corporation Announce Merger Transaction — Transaction Will Create a Scaled Commercial Mortgage REIT with a Combined Capital Base in Excess of $1 Billion and a Diversified Investment Portfolio — — Substantially Improved Operating Leverage Due to Increased Scale — — Investment Portfolio Redeployment to Drive Long-Term Earnings Accretion— December 07, 2020 09:25 AM Eastern Standard Time NEW YORK & SANTA MONICA, Calif.--(BUSINESS WIRE)--Ready Capital Corporation (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that focuses primarily on investments in residential mortgage-backed securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital’s closing stock price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, while Anworth stockholders are expected to own approximately 24% of the combined company’s stock. Ready Capital will also assume Anworth’s three outstanding series of preferred stock. In connection with the merger, Waterfall Asset Management, LLC (“Waterfall”), Ready Capital’s external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the transaction. Based on the closing prices of Ready Capital’s common stock on December 4, 2020, the market capitalization of the combined company would be approximately $984 million. The combined company will operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol “RC”. ***

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 5 of 15 PageID #: 5 Management, Governance and Corporate Headquarters Upon completion of the merger, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and Gary Taylor will remain in their current roles. The combined company will be headquartered in New York, New York. The Board of the combined company is expected to have eight directors, consisting of Ready Capital’s existing seven directors and one independent director from Anworth’s current Board. Timing and Approvals The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions. Advisors Wells Fargo Securities is acting as exclusive financial advisor and Alston & Bird LLP is acting as legal advisor to Ready Capital. Credit Suisse is acting as exclusive financial advisor and Greenberg Traurig LLP is acting as legal advisor to the Board of Directors of Anworth. *** About Anworth Mortgage Asset Corporation Anworth Mortgage Asset Corporation (NYSE: ANH), a Maryland corporation, is a specialty finance mortgage company organized to qualify as a real estate investment trust (“REIT”) that invests primarily in mortgage-backed securities that are either rated “investment grade” or are guaranteed by federally sponsored enterprises, such as Fannie Mae or Freddie Mac. Anworth seeks to generate income for distribution primarily based on the difference between the yield on their mortgage assets and the cost of their borrowings. Anworth Mortgage Asset Corporation is headquartered in Santa Monica, California, and is externally managed and advised by Anworth Management LLC. About Ready Capital Corporation Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans. Ready Capital specializes in loans backed by commercial real estate, including agency multifamily, investor and bridge as well as SBA 7(a) business loans. Headquartered in New York, New York, Ready Capital

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 6 of 15 PageID #: 6 employs over 400 lending professionals nationwide. The company is externally managed and advised by Waterfall Asset Management, LLC. On January 4, 2021, Defendants caused to be filed with the SEC a Form S-4 Registration Statement (the “Registration Statement”) under the Securities Act of 1933 in connection with the Proposed Transaction. The Registration Statement Contains Materially False and Misleading Statements and Omissions The Registration Statement, which recommends that Anworth shareholders vote in favor of the Proposed Transaction, omits and/or misrepresents material information concerning: (i) Anworth’s and Ready Capital’s financial projections; (ii) the financial analyses performed by Anworth’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”), in connection with its fairness opinion; (iii) potential conflicts of interest involving Credit Suisse; and (iv) the sales process leading up to the Proposed Transaction. The omission of the material information (referenced below) renders the following sections of the Registration Statement false and misleading, among others: (i) Background of the Merger; (ii) Recommendation of the Anworth Board and Its Reasons for the Merger; (iii) Opinion of Anworth’s Financial Advisor, (iv) Certain Ready Capital Unaudited Prospective Financial Information; and (v) Certain Anworth Unaudited Prospective Financial Information. Unless and until the material misstatements and omissions (referenced below) are remedied before the anticipated shareholder vote on the Proposed Transaction, Anworth shareholders will be forced to make a voting decision on the Proposed Transaction without full disclosure of all material information. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 7 of 15 PageID #: 7 Material Omissions Concerning Anworth’s and Ready Capital’s Financial Projections The Registration Statement omits material information concerning Anworth’s and Ready Capital’s financial projections. With respect to the Ready Capital Projections and Anworth Projections, the Registration Statement fails to disclose: (1) all line items underlying (i) Core Earnings Per Share,1 and (ii) Core Earnings per Common Share;2 (2) Anworth’s and Ready Capital’s net income With respect to the Ready Capital Projections, the Registration Statement states the following concerning “Core Earnings Per Share”: Core earnings is a non-GAAP measure that Ready Capital defines as net income (loss) excluding (i) any unrealized gains or losses on certain MBS, (ii) any unrealized gains or losses on sales of certain MBS, (iii) any unrealized gains or losses on residential mortgage servicing rights and (iv) one-time non-recurring gains or losses, such as gains or losses on discontinued operations, bargain purchase gains, or merger related expenses. Ready Capital believes that providing investors with core earnings gives investors greater transparency into the information used by management in its financial and operational decision-making. However, because core earnings is an incomplete measure of Ready Capital’s financial performance and involves differences from net income computed in accordance with GAAP, it should be considered along with, but not as an alternative to, net income as a measure of financial performance. See Registration Statement at 111. With respect to the Anworth Projections, the Registration Statement states the following concerning “Core Earnings Per Common Share”: Core Earnings is a non-U.S. GAAP measure that Anworth defines as net income (loss) to common stockholders, excluding (a) all realized and unrealized gains and losses on securities and derivatives, (b) premium amortization expense, (c) depreciation expense on real property, (d) changes in loss reserves or impairments, and (d) non-recurring expenses such as transaction-related expenses. . . . As a result, Core Earnings should not be considered a substitute for Anworth’s GAAP net income (loss), as a measure of its financial performance, or any measure of Anworth’s liquidity under GAAP. See Registration Statement at 113.

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 8 of 15 PageID #: 8 projections; and (3) a reconciliation of all non-GAAP to GAAP financial metrics. When a company discloses non-GAAP financial metrics in a Registration Statement, the company must also disclose all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. The SEC has increased its scrutiny of a company’s use of non-GAAP financial measures as such measures can be misleading and “crowd out” more reliable GAAP information.3 The disclosure of the aforementioned information is material because it would provide the Company’s shareholders with a basis to project the future financial performances of the Company and combined company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to vote for or against the Proposed Transaction. The above-referenced omitted information, if disclosed, would significantly alter Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (footnotes omitted) (last visited Jan. 20, 2021) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 9 of 15 PageID #: 9 the total mix of information available to the Company’s shareholders. 2. Material Omissions Concerning Credit Suisse’s Analyses In connection with the Proposed Transaction, the Registration Statement omits material information concerning analyses performed by Credit Suisse. With respect to Credit Suisse’s “Selected Public Companies Analysis” of Anworth and Ready Capital, and Credit Suisse’s “Selected Precedent Transactions Analysis,” the Registration Statement fails to disclose the individual multiples and financial metrics of the companies and transactions Credit Suisse observed in its analyses. The Registration Statement fails to disclose the following concerning Credit Suisse’s “Dividend Discount Analysis” of Anworth and Ready Capital: (1) the distributed cash flows that Anworth was forecasted to generate during the last quarter of Anworth’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2023, and all underlying line items; (2) the distributed cash flows that Ready Capital was forecasted to generate during the last quarter of Ready Capital’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2025, and all underlying line items; (3) the terminal values for Anworth and Ready Capital; (4) the individual inputs and assumptions underlying the (i) range of TBVPS multiples of 0.70x to 0.90x, and of 0.80x to 1.00x, and (ii) range of discount rates of 9.0% to 14.0%, and of 9.0% to 13.0%; and (5) the total number of fully diluted shares of Anworth common stock outstanding. The valuation methods, underlying assumptions, and key inputs used by Credit Suisse in rendering its purported fairness opinion must be fairly disclosed to Anworth shareholders. The description of Credit Suisse’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, Anworth shareholders are unable to fully understand Credit Suisse’s fairness opinion and

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 10 of 15 PageID #: 10 analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to vote for or against the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders. 3. Material Omissions Concerning Potential Conflicts of Interest Involving Credit Suisse The Registration Statement omits material information concerning potential conflicts of interest involving Credit Suisse. The Registration Statement fails to disclose whether Credit Suisse has performed past services for Anworth and/or its affiliates, and if so, the timing and nature of the services Credit Suisse provided to Anworth and/or its affiliates, including the amount of compensation Credit Suisse received from Anworth and/or its affiliates for providing each service. Disclosure of a financial advisor’s compensation and potential conflicts of interest to shareholders is required due to their central role in the evaluation, exploration, selection, and implementation of strategic alternatives and the rendering of any fairness opinions. Disclosure of a financial advisor’s potential conflicts of interest may inform shareholders on how much weight to place on that analysis. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders. 4. Material Omissions Concerning the Sales Process Leading up to the Proposed Transaction The Registration Statement omits material information concerning the sales process leading up to the Proposed Transaction. The Registration Statement provides that Anworth entered into confidentiality and non-disclosure agreements with potential buyers during the sales process.

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 11 of 15 PageID #: 11 The Registration Statement, however, fails to disclose the terms of all confidentiality and non-disclosure agreements, including whether such agreements contained standstill provisions with “don’t ask, don’t waive” (DADW) provisions (including their time of enforcement) that would preclude interested parties from making superior offers for the Company. Without this information, Anworth shareholders may have the mistaken belief that potential suitors are or were permitted to submit superior proposals for the Company, when in fact they are or were contractually prohibited from doing so. This information is material because a reasonable Anworth shareholder would want to know, prior to voting for or against the Proposed Transaction, whether other potential buyers are or were foreclosed from submitting a superior proposal. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders. COUNT I For Violations of Section 14(a) and Rule 14a-9 Promulgated Thereunder Against All Defendants Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Registration Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by the SEC. Each of the Individual Defendants, by virtue of his/her positions within the Company as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a) of the Exchange Act. Defendants, by use of the

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 12 of 15 PageID #: 12 mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Registration Statement with respect to the Proposed Transaction. The Defendants were, at minimum, negligent in filing the materially false and misleading Registration Statement. The false and misleading statements and omissions in the Registration Statement are material in that a reasonable shareholder would consider them important in deciding how to vote on the Proposed Transaction. By reason of the foregoing, Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. Because of the false and misleading statements and omissions in the Registration Statement, Plaintiff is threatened with irreparable harm. COUNT II Violations of Section 20(a) of the Exchange Act Against the Individual Defendants Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein. The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Registration Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Registration Statement. Each of the Individual Defendants was provided with or had unlimited access to

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 13 of 15 PageID #: 13 copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Registration Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading. In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Registration Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Registration Statement at issue contains the recommendation of the Individual Defendants to approve the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Registration Statement. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Registration Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 14 of 15 PageID #: 14 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed. PRAYER FOR RELIEF WHEREFORE, Plaintiff prays for judgment and relief as follows: Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to Company shareholders; In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages; Declaring that Defendants violated Sections 14(a) and 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder; Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and Granting such other and further relief as the Court may deem just and proper. JURY TRIAL DEMANDED Plaintiff hereby demands a trial by jury. Dated: January 20, 2021Respectfully submitted, HALPER SADEH LLP By: /s/ Daniel Sadeh Daniel Sadeh, Esq. Zachary Halper, Esq. (to be admitted pro hac vice)

Case 1:21-cv-00331 Document 1 Filed 01/20/21 Page 15 of 15 PageID #: 15 667 Madison Avenue, 5th Floor New York, NY 10065 Telephone: (212) 763-0060 Facsimile: (646) 776-2600 Email: sadeh@halpersadeh.com zhalper@halpersadeh.com Counsel for Plaintiff

Exhibit 99.5

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 1 of 22 Page ID #:1 Joel E. Elkins (SBN 256020) jelkins@weisslawllp.com WEISSLAW LLP 9100 Wilshire Blvd. #725 E. Beverly Hills, CA 90210 3Telephone: 310/208-2800 Facsimile: 310/209-2348 4 Attorneys for Plaintiff 5 6 7 8UNITED STATES DISTRICT COURT 9 CENTRAL DISTRICT OF CALIFORNIA 10 11 SAMUEL CARLISLE,) ) ) Plaintiff,) ) ) ) ANWORTH MORTGAGE ASSET) ) MCADAMS, JOE E. DAVIS,) ROBERT C. DAVIS, MARK S.) ) DOMINIQUE MIELLE,) ) Defendants.) 21 22 Case No. COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED Plaintiff Samuel Carlisle (“Plaintiff”), on behalf of himself and all others 23 similarly situated, upon information and belief, including an examination and inquiry conducted by and through his counsel, except as to those allegations pertaining to 26 27 28 - 1 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 2 of 22 Page ID #:2 Plaintiff, which are alleged upon personal belief, alleges the following for his Complaint: 3 NATURE OF THE ACTION 4 1.This is an action brought by Plaintiff against Anworth Mortgage Asset Corporation (“Anworth” or the “Company”) and the members of Anworth’s Board of 7 Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 8 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 11 14a-9, 17 C.F.R. § 240.14a-9, and to enjoin the vote on a proposed transaction, 12 pursuant to which Anworth will be acquired by Ready Capital Corporation (“Ready Capital”) through Ready Capital’s subsidiary RC Merger Subsidiary (“Merger Sub”) 15 (the “Proposed Transaction”). 16 2.On December 7, 2020, Anworth issued a press release announcing that it had entered into an Agreement and Plan of Merger dated December 6, 2020 (the 19 “Merger Agreement”) to merge Anworth with Ready Capital. Under the terms of the 20 Merger Agreement, each Anworth stockholder will be entitled to receive (i) 0.1688 shares of Ready Capital common stock, and (ii) $0.61 in cashfor each share of 23 Anworth common stock they own (the “Merger Consideration”).Upon the closing 24 of the Proposed Transaction, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, while Anworth stockholders 27 are expected to own approximately 24% of the combined company’s stock. 28 - 2 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 3 of 22 Page ID #:3

3. On January 4, 2021, Ready Capital filed a Form S-4 Registration Statement (the "Registration Statement") with the SEC. The Registration Statement, which recommends that Anworth stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) the financial projections for Anworth and Ready Capital and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company's financial advisor, Credit Suisse Securities (USA) LLC ("Credit Suisse"); (ii) Credit Suisse's potential conflicts of interest; and (iii) the background of the Proposed Transaction. Defendants authorized the issuance of the false and misleading Registration Statement in violation of Sections 14(a) and 20(a) of the Exchange Act.

4. In short, unless remedied, Anworth's public stockholders will be irreparably harmed because the Registration Statement's material misrepresentations and omissions prevent them from making a sufficiently informed voting decision on the Proposed Transaction. Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction unless and until such Exchange Act violations are cured.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

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COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 4 of 22 Page ID #:4 6.The Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, 3 or is an individual who has sufficient minimum contacts with this District so as to 4 render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice. 7 7.Venue is proper in this District under Section 27 of the Exchange Act, 15 8 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391 because: (i) the Company’s principal executive offices are located in this District; (ii) one or more of the defendants either 11 resides in or maintains executive offices in this District; and (iii) defendants have 12 received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District. 15 THE PARTIES 16 8.Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Anworth. 19 9.Defendant Anworth is a Maryland corporation, with its principal 20 executive offices located at 1299 Ocean Avenue, 2nd Floor, Santa Monica, California 90401. The Company is a specialty finance mortgage company organized to qualify 23 as a real estate investment trust (“REIT”). Anworth’s common stock trades on the New 24 York Stock Exchange under the ticker symbol “ANH.” 10.Defendant Joseph E. McAdams (“Joseph McAdams”) is Chairman of the 27 Board and has been Chief Executive Officer (“CEO”) of the Company since September 28 - 4 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 5 of 22 Page ID #:5 2018, President since July 2016, Chief Investment Officer since January 2003, and a director and Executive Vice President of the Company since June 2002. 3 11.Defendant Joe E. Davis (“Joe Davis”) has been a director of the Company 4 since its formation in 1997. 12.Defendant Robert C. Davis (“Robert Davis”) has been a director of the 7 Company since May 2005. 8 913.Defendant Mark S. Maron (“Maron”) has been a director of the Company 10since May 2014. 11 14.Defendant Lloyd McAdams (“Lloyd McAdams”) has been a director of 12 the Company since its formation in 1997.Defendant Lloyd McAdams previously served as Anworth’s Chairman until November 2018, CEO until September 2018, and 15 President until July 2016. 16 15.Defendant Dominique Mielle (“Mielle”) has been a director of the Company since November 2018. 19 Defendants identified in paragraphs 10-15 are referred to herein as the 20 “Board” or the “Individual Defendants.” OTHER RELEVANT ENTITIES 23 Headquartered in New York, Ready Capital is a multi-strategy real estate 24 finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans.Ready Capital specializes in loans backed by 27 commercial real estate, including agency multifamily, investor and bridge as well as 28 - 5 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 6 of 22 Page ID #:6 SBA 7(a) business loans.Ready Capital employs over 400 lending professionals nationwide, and is externally managed and advised by Waterfall Asset Management, 3 LLC. 4 18.Merger Sub is a Delaware limited liability company and wholly owned subsidiary of Ready Capital. 7 SUBSTANTIVE ALLEGATIONS Background of the Company 19.Incorporated in Maryland on October 20, 1997, Anworth is a REIT 11 externally managed and advised by Anworth Management, LLC (the “Manager”) 12 under the Management Agreement between the Company and the Manager (the “Management Agreement”). The Manager is supervised and directed by Board. The 15 Company invests in, finances and manages a leveraged portfolio of residential 16 mortgage-backed securities (“MBS”) and residential mortgage loans, which presently includes the following types of investments: 19 •Agency MBS, which include residential mortgage pass-through certificates and collateralized mortgage obligations (“CMOs”), which are securities representing 22 interests in pools of mortgage loans secured by residential property in which the 23 principal and interest payments are guaranteed by a government-sponsored enterprise (“GSE”), such as the Federal National Mortgage Association (“Fannie 26 Mae”), or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). 27 28 - 6 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 7 of 22 Page ID #:7 •Non-agency MBS, which are securities issued by companies that are not guaranteed by federally sponsored enterprises and that are secured primarily by 3 first-lien residential mortgage loans. 4 •Residential mortgage loans. Anworth acquires non-Qualified Mortgage (“Non-QM”) residential mortgage loans from independent loan originators with the 7 intent of holding these loans for securitization. These loans are financed by a 8 warehouse line of credit until securitization.Anworth also holds residential mortgage loans through consolidated securitization trusts, and finances these 11 loans through asset-backed securities (“ABS”) issued by the consolidated 12 securitization trusts. The ABS, which are held by unaffiliated third parties, are non-recourse financing. The difference in the amount of the loans in the trusts 15 and the amount of the ABS represents the Company’s retained net interest in the 16 securitization trusts. The Proposed Transaction 19 20.On December 07, 2020, Anworth and Ready Capital issued a joint press 20 release announcing the Proposed Transaction. The press release states, in relevant part: NEW YORK & SANTA MONICA, Calif. --Ready Capital Corporation 23 (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance 24 company that originates, acquires, finances and services small-to medium-sized balance commercial loans, and Anworth Mortgage Asset 27 Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that 28 - 7 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 8 of 22 Page ID #:8 focusesprimarilyoninvestmentsinresidentialmortgage-backed securities, announced today that they have entered into a definitive merger 3 agreement pursuant to which Ready Capital will combine with Anworth. 4 The combined company is expected to have a pro forma equity capital base in excess of $1 billion.The combination is expected to enhance 7 shareholder liquidity and provide for increased operating leverage across 8 9the larger equity base. 10 Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock 13 and $0.61 of cash consideration. Based on Ready Capital’s closing stock 14 price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are 17 expected to own approximately 76% of the combined company’s stock, 18 while Anworth stockholders are expected to own approximately 24% of the combined company’s stock.Ready Capital will also assume 21 Anworth’s three outstanding series of preferred stock. 22 23 In connection with the merger, Waterfall Asset Management, LLC 24 (“Waterfall”), Ready Capital’s external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 27 28 - 8 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 9 of 22 Page ID #:9 million over the four quarters immediately following the closing of the transaction. 3 Based on the closing prices of Ready Capital’s common stock on December 4, 2020, the market capitalization of the combined company 6 would be approximately $984 million.The combined company will operate under the name Ready Capital and its shares are expected to 9 continue trading on the New York Stock Exchange under the existing 10 11ticker symbol “RC”. 12 “This merger highlights our continued focus on establishing Ready 13 Capital as an industry-leading mortgage REIT, with the scale and financial resources to pursue compelling risk-adjusted returns across its diversified 16 investmentplatform,”statedReadyCapitalChairmanandChief 17 Executive Officer Thomas Capasse. “The combined company will be in a more formidable position to execute its business plan, improve operating 20 and cost efficiencies, and continue growth in a prudent and profitable manner.” 23 Anticipated Benefits to Ready Capital and Anworth Stockholders 24 from the Merger •Over $1 billion combined capital base and a diversified investment 27 portfolio 28 - 9 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 10 of 22 Page ID #:10 •Portfolio redeployment will enable Ready Capital to capitalize on attractive investment opportunities 3 Scale advantages include: 4 o Reduced operating expenses (as a percentage of combined capital base) 7 o Improved access to financing, including corporate debt 8 9funding alternatives 10o Greater portfolio diversification 11 o Enhanced shareholder liquidity and investor base diversity 12 Management, Governance and Corporate Headquarters Upon completion of the merger, Ready Capital’s Chairman and Chief 15 Executive Officer Thomas Capasse will lead the company and Ready 16 Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and Gary Taylor will remain in their current roles. The combined company 19 will be headquartered in New York, New York.The Board of the 20 combined company is expected to have eight directors, consisting of Ready Capital’s existing seven directors and one independent director 23 from Anworth’s current Board. 24 Insiders’ Interests in the Proposed Transaction 21.AnworthinsidersaretheprimarybeneficiariesoftheProposed 27 Transaction, not the Company’s public stockholders. The Board and the Company’s 28 - 10 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 11 of 22 Page ID #:11 executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public 3 stockholders of Anworth. 4 22.Notably, certain Company insiders have secured positions for themselves with the combined company. Specifically, the Registration Statement provides that 7 defendant Mielle will be appointed to serve on the board of the combined company. 8 923.Moreover, Company insiders stand to reap financial benefits for securing 10the deal with Ready Capital.Pursuant to the Merger Agreement, all outstanding 11 phantom shares will vest and convert into the right to receive cash payments.The 12 following table sets forth the cash payments the Company’s named executive officers stand to receive in connection with their outstanding equity awards: 15 16 17 18 19 20 21 24.Additionally, in connection with the entry into the Merger Agreement, the Management Agreement was amended (the “Management Agreement Amendment”). 24 The Management Agreement Amendment provides that upon closing, the Management 25 Agreement will terminate, and as a result of such termination, Anworth will pay the Manager a termination fee of $20.3 million, and Ready Capital or Merger Sub (as the 28 - 11 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 12 of 22 Page ID #:12 surviving company following the merger) will reimburse the Manager for certain unpaid expenses and pay to the Manager all accrued and unpaid management fees then 3 owed under the Management Agreement, as and when specified in the Management 4 Agreement Amendment. Defendants Joseph McAdams and Lloyd McAdams own an interest in the Manager, and therefore will receive a part of the payments that will be 7 due to the Manager in connection with the termination of the Management Agreement. 8 9The Registration Statement Contains Material Misstatements or Omissions 1025.The defendants filed a materially incomplete and misleading Registration 11 Statement with the SEC and disseminated it to Anworth’s stockholders.The 12 Registration Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to vote in favor 15 of the Proposed Transaction. 16 26.Specifically, as set forth below, the Registration Statement fails to provide Company stockholders with material information or provides them with materially 19 misleading information concerning: (i) the financial projections for Anworth and 20 Ready Capital and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, Credit 23 Suisse; (ii) Credit Suisse’s potential conflicts of interest; and (iii) the background of 24 the Proposed Transaction. Material Omissions Concerning the Financial Projections for Anworth and Ready 27 Capital and Credit Suisse’s Financial Analyses 28 - 12 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 13 of 22 Page ID #:13 1 27.The Registration Statement omits material information regarding the 2 financial projections for Anworth and Ready Capital. 28.For example, in connection with rendering its fairness opinion, Credit 5 Suisse, among other things: 6 performed a dividend discount analysis of Anworth to calculate the estimated present value of the distributed cash flows that Anworth was 9 forecasted to generate during the last quarter of Anworth’s fiscal year 10 ending December 31, 2020 through the full fiscal year ending December 31, 2023 based on the Anworth Projections. 13 * * * 14 performed a dividend discount analysis of Ready Capital (on a standalone basis) to calculate the estimated present value of the distributed cash flows 17 that Ready Capital was forecasted to generate during the last quarter of 18 Ready Capital’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2025 based on the Ready Capital 21 Projections. 22 Registration Statement at 99-100. Yet, the Registration Statement fails to disclose (i) the distributed cash flows that Anworth was forecasted to generate during the last 25 quarter of Anworth’s fiscal year ending December 31, 2020 through the full fiscal year 26 27ending December 31, 2023 and (ii) the distributed cash flows that Ready Capital was 28 - 13 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 14 of 22 Page ID #:14 forecasted to generate during the last quarter of Ready Capital’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2025. 3 29.Additionally, the Registration Statement fails to disclose Anworth’s 4 estimated total book value per share over the projection period. 30.The Registration Statement omits material information regarding Credit 7 Suisse’s financial analyses. 8 931.The Registration Statement describes Credit Suisse’s fairness opinion and 10the various valuation analyses it performed in support of its opinion. However, the 11 description of Credit Suisse’s fairness opinion and analyses fails to include key inputs 12 and assumptions underlying these analyses.Without this information, as described below, Anworth’s public stockholders are unable to fully understand these analyses 15 and, thus, are unable to determine what weight, if any, to place on Credit Suisse’s 16 fairness opinion in determining whether to vote in favor of the Proposed Transaction. 32.With respect to Credit Suisse’s Selected Public Companies Analysis, the 19 Registration Statement fails to disclose the individual multiples and financial metrics 20 for each of the comparable companies observed by Credit Suisse in the analysis. 33.With respect to Credit Suisse’s Selected Precedent Transactions Analysis, 23 the Registration Statement fails to disclose the individual multiples and financial 24 metrics for each of the transactions observed by Credit Suisse in the analysis. 34.With respect to Credit Suisse’s Dividend Discount Analysis of Anworth, 27 the Registration Statement fails to disclose: (i) the distributed cash flows that Anworth 28 - 14 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 15 of 22 Page ID #:15 was forecasted to generate during the last quarter of Anworth’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2023; (ii) Credit 3 Suisse’s basis for selecting the range of tangible book value per share (“TBVPS”) 4 multiples of 0.70x to 0.90x; and (iii) quantification of the inputs and assumptions underlying the discount rates ranging from 9.0% to 14.0%. 7 35.With respect to Credit Suisse’s Dividend Discount Analysis of Ready 8 Capital, the Registration Statement fails to disclose: (i) the distributed cash flows that Ready Capital was forecasted to generate during the last quarter of Ready Capital’s 11 fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 12 2025; (ii) Credit Suisse’s basis for selecting the range of TBVPS multiples of 0.80x to 1.00x; and (iii) quantification of the inputs and assumptions underlying the discount 15 rates ranging from 9.0% to 13.0%. 16 36.The omission of this material information renders the statements in the “Certain Ready Capital Unaudited Prospective Financial Information,” “Certain 19 Anworth Unaudited Prospective Financial Information” and “Opinion of Anworth’s 20 Financial Advisor” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act. 23 Material Omissions Concerning Credit Suisse’s Potential Conflicts of Interest 24 37.TheRegistrationStatementfailstodisclosematerialinformation concerning the potential conflicts of interest faced by Credit Suisse. 27 28 - 15 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 16 of 22 Page ID #:16 38.For example, the Registration Statement fails to disclose any past services performed by Credit Suisse for the Company or its affiliates and the fees received by 3 Credit Suisse for providing these services. 4 39.Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the 7 evaluation, exploration, selection, and implementation of strategic alternatives. 8 940.The omission of this material information renders the statements in the 10“Opinion of Anworth’s Financial Advisor” section of the Registration Statement false 11 and/or materially misleading in contravention of the Exchange Act. 12 Material Omissions Concerning the Background of the Proposed Transaction 41.TheRegistrationStatementfailstodisclosematerialinformation 15 concerning the background of the Proposed Transaction. 16 42.For example, the Registration Statement fails to disclose the specific terms of the confidentiality agreements the Company entered into with potential bidders. 19 Specifically, the Registration Statement fails to disclose whether any of the 20 confidentiality agreements entered into with potential bidders during the sale process included standstill provisions or “don’t-ask, don’t-waive” (“DADW”) standstill 23 provisions that are still in effect and presently precluding any potential counterparty 24 from submitting a topping bid for Anworth. 43.The failure to disclose the existence of DADW provisions creates the false 27 impression that a potential bidder who entered into a confidentiality agreement could 28 - 16 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 17 of 22 Page ID #:17 make a superior proposal for Anworth.If the potential acquirer’s confidentiality agreement contains a DADW provision, then that potential bidder can only make a 3 superior proposal by (i) breaching the confidentiality agreement—since in order to 4 make the superior proposal, it would have to ask for a waiver, either directly or indirectly; or by (ii) being released from the agreement, which if action has been done, 7 is omitted from the Registration Statement. 8 944.Any reasonable Anworth stockholder would deem the fact that a likely 10topping bidder may be precluded from making a topping bid for the Company to 11 significantly alter the total mix of information. 12 45.Additionally, the Registration Statement fails to disclose (i) the financial terms of any bids or indications of interest received by the Company from a party 15 identified in the Registration Statement as “Company A”; (ii) the financial terms of the 16 verbal proposals the Company received between May and August 2020; and (iii) a fair summary of the third party valuation reports and sum-of-the-parts analyses to validate 19 Anworth’s and Ready Capital’s respective book value, discussed by Credit Suisse and 20 Ready Capital’s financial advisor Wells Fargo Securities, LLC. 46.The omission of this material information renders the statements in the 23 “Background of the Merger” section of the Registration Statement false and/or 24 materially misleading in contravention of the Exchange Act. 47.The Individual Defendants were aware of their duty to disclose the above-27 referenced omitted information and acted negligently (if not deliberately) in failing to 28 - 17 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 18 of 22 Page ID #:18 include this information in the Registration Statement.Absent disclosure of the foregoing material information prior to the stockholder vote on the Proposed 3 Transaction, Plaintiff and the other stockholders of Anworth will be unable to make an 4 informed voting decision in connection with the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein. 7 CLAIMS FOR RELIEF 8 COUNT I 9 10Claims Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 Promulgated Thereunder 11 48.Plaintiff repeats all previous allegations as if set forth in full. 49.During the relevant period, defendants disseminated the false and 14 misleading Registration Statement specified above, which failed to disclose material 15 facts necessary to make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC 18 Rule 14a-9 promulgated thereunder. 19 50.By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the 22 Registration Statement. The Registration Statement was prepared, reviewed, and/or 23 disseminated by the defendants.It misrepresented and/or omitted material facts, including material information about Anworth’s and Ready Capital’s projections, the 26 data and inputs underlying the financial valuation analyses that support the fairness 27 28 - 18 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 19 of 22 Page ID #:19 opinion provided by Credit Suisse, Credit Suisse’s potential conflicts of interest and the background of the Proposed Transaction. The defendants were at least negligent 3 in filing the Registration Statement with these materially false and misleading 4 statements. 51.The omissions and false and misleading statements in the Registration 7 Statement are material in that a reasonable stockholder would consider them important 8 9in deciding how to vote on the Proposed Transaction. 1052.By reason of the foregoing, the defendants have violated Section 14(a) of 11 the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder. 12 53.Because of the false and misleading statements in the Registration Statement, Plaintiff is threatened with irreparable harm, rendering money damages 15 inadequate.Therefore, injunctive relief is appropriate to ensure defendants’ 16 misconduct is corrected. COUNT II Claims Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act 54.Plaintiff repeats all previous allegations as if set forth in full. 22 55.The Individual Defendants acted as controlling persons of Anworth within 23 the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Anworth, and participation in and/or awareness 26 of the Company’s operations and/or intimate knowledge of the false statements 27 28 - 19 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 20 of 22 Page ID #:20 contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-3 making of the Company, including the content and dissemination of the various 4 statements which Plaintiff contends are false and misleading. 56.Each of the Individual Defendants was provided with or had unlimited 7 access to copies of the Registration Statement and other statements alleged by Plaintiff 8 to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. 11 57.In particular, each of the Individual Defendants had direct and supervisory 12 involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to 15 the securities violations as alleged herein, and exercised the same. The Registration 16 Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved 19 in the making of the Registration Statement. 20 58.In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, 23 reviewing, and approving the Proposed Transaction.The Registration Statement 24 purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into. 27 28 - 20 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 21 of 22 Page ID #:21 59.By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act. 3 60.As set forth above, the Individual Defendants had the ability to exercise 4 control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged 7 herein. By virtue of their positions as controlling persons, these defendants are liable 8 pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants’ conduct, Anworth’s stockholders will be irreparably harmed. 11 PRAYER FOR RELIEF 12 WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Anworth, and against 15 defendants, as follows: 16 A.Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the 19 Proposed Transaction and any vote on the Proposed Transaction, unless 20 and until defendants disclose and disseminate the material information identified above to Anworth stockholders; 23 B.In the event defendants consummate the Proposed Transaction, rescinding 24 it and setting it aside or awarding rescissory damages to Plaintiff; C.Declaring that defendants violated Sections 14(a) and/or 20(a) of the 27 Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder; 28 - 21 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00566 Document 1 Filed 01/21/21 Page 22 of 22 Page ID #:22 D.Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and 3 E.Granting such other and further relief as this Court may deem just and 4proper. 5 JURY DEMAND 6 Plaintiff demands a trial by jury on all claims and issues so triable. 7 8Dated: January 21, 2021WEISSLAW LLP Joel E. Elkins ________________ By: _ Joel E. Elkins 9100 Wilshire Blvd. #725 E. Beverly Hills, CA 90210 13Telephone: 310/208-2800 14Facsimile:310/209-2348 -and-Richard A. Acocelli 1500 Broadway, 16th Floor New York, NY 10036 17Telephone: 212/682-3025 18Facsimile: 212/682-3010 19Attorneys for Plaintiff 20 21 22 23 24 25 26 27 28 - 22 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Exhibit 99.6

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 1 of 18 Page ID #:1 Joel E. Elkins (SBN 256020) jelkins@weisslawllp.com WEISSLAW LLP 9100 Wilshire Blvd. #725 E. Beverly Hills, CA 90210 3Telephone: 310/208-2800 Facsimile: 310/209-2348 4 Attorneys for Plaintiff 5 6 7 8UNITED STATES DISTRICT COURT 9 CENTRAL DISTRICT OF CALIFORNIA 10 11 REGINALD PADILLA,) ) ) Plaintiff,) ) ) ) ANWORTH MORTGAGE ASSET) ) MCADAMS, JOE E. DAVIS,) ROBERT C. DAVIS, MARK S.) ) DOMINIQUE MIELLE,) ) Defendants.) 21 22 Case No. COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED Plaintiff Reginald Padilla (“Plaintiff”), by and through his undersigned counsel, 23 for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of 26 counsel as to all other allegations herein, as follows: 27 28 - 1 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 2 of 18 Page ID #:2 NATURE OF THE ACTION 1.Plaintiff brings this action against Anworth Mortgage Asset Corporation 3 (“Anworth” or the “Company”) and the members of Anworth’s Board of Directors (the 4 “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 7 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. 8 § 240.14a-9, arising out of their attempts to merge with Ready Capital Corporation (“Ready Capital”) through Ready Capital’s subsidiary RC Merger Subsidiary (“Merger 11 Sub”) (the “Proposed Transaction”). 12 2.On December 7, 2020, Anworth announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, each 15 Anworth stockholder will be entitled to receive 0.1688 shares of Ready Capital 16 common stock and $0.61 in cash for each share of Anworth common stock they own. 3.On January 4, 2021, Ready Capital filed a Form S-4 Registration 19 Statement (the “S-4”) with the SEC. The S-4 is materially deficient and misleading 20 because, inter alia, it fails to disclose material information regarding: (i) the financial projections for Anworth and Ready Capital and the data and inputs underlying the 23 valuation analyses that support the fairness opinion provided by the Company’s 24 financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”); (ii) Credit Suisse’s potential conflicts of interest; and (iii) the background of the Proposed 27 28 - 2 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 3 of 18 Page ID #:3

Transaction. Without additional information, the S-4 is materially misleading in violation of the federal securities laws.

4. The stockholder vote to approve the Proposed Transaction is forthcoming. Under the Merger Agreement, following a successful stockholder vote, the Proposed Transaction will be consummated. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from conducting the stockholder vote on the Proposed Transaction unless and until the material information discussed below is disclosed to the holders of the Company common stock, or, in the event the Proposed Transaction is consummated, to recover damages resulting from the defendants' violations of the Exchange Act.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6. The Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

- 3 -

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 4 of 18 Page ID #:4 7.Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391 because: (i) the Company’s principal 3 executive offices are located in this District; (ii) one or more of the defendants either 4 resides in or maintains executive offices in this District; and (iii) defendants have received substantial compensation in this District by doing business here and engaging 7 in numerous activities that had an effect in this District. 8 9THE PARTIES 108.Plaintiff is, and has been at all times relevant hereto, a continuous 11 stockholder of Anworth. 12 9.Defendant Anworth is a Maryland corporation, with its principal executive offices located at 1299 Ocean Avenue, 2nd Floor, Santa Monica, California 15 90401. Anworth’s common stock trades on the New York Stock Exchange under the 16 ticker symbol “ANH.” 10.Defendant Joseph E. McAdams is Chairman of the Board and has served 19 as Chief Executive Officer of the Company since September 2018, President since July 20 2016, Chief Investment Officer since January 2003, and a director and Executive Vice President of the Company since June 2002. 23 11.Defendant Joe E. Davis has served as a director of the Company since 24 251997. 2612.Defendant Robert C. Davis has served as a director of the Company since 27 May 2005. 28 - 4 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 5 of 18 Page ID #:5 113.Defendant Mark S. Maron has served as a director of the Company since 2May 2014. 3 14.Defendant Lloyd McAdams has served as a director of the Company since 4 51997. 615.Defendant Dominique Mielle has served as a director of the Company 7 since November 2018. 8 916.Defendants identified in paragraphs 10-15 are referred to herein as the 10“Board” or the “Individual Defendants.” 11 17.Relevant non-party Ready Capital is a multi-strategy real estate finance 12 company that originates, acquires, finances and services small-to medium-sized balance commercial loans. 15 SUBSTANTIVE ALLEGATIONS Background of the Company and the Proposed Transaction 18.Anworth is a real estate investment trust (“REIT”) externally managed 19 and advised by Anworth Management, LLC (the “Manager”). The Company invests in, finances, and manages a leveraged portfolio of residential mortgage-backed securities (“MBS”) and residential mortgage loans, which presently includes the 23 following types of investments: •Agency MBS, which include residential mortgage pass-through certificates and 26 collateralized mortgage obligations (“CMOs”), which are securities representing 27 28interests in pools of mortgage loans secured by residential property in which the - 5 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 6 of 18 Page ID #:6 principal and interest payments are guaranteed by a government-sponsored enterprise (“GSE”), such as the Federal National Mortgage Association (“Fannie 3 Mae”), or the Federal Home Loan Mortgage Corporation (“Freddie Mac”). 4 •Non-agency MBS, which are securities issued by companies that are not guaranteed by federally sponsored enterprises and that are secured primarily by 7 first-lien residential mortgage loans. 8 9•Residential mortgage loans. Anworth acquires non-Qualified Mortgage (“Non-10QM”) residential mortgage loans from independent loan originators with the 11 intent of holding these loans for securitization. These loans are financed by a 12 warehouse line of credit until securitization.Anworth also holds residential mortgage loans through consolidated securitization trusts, and finances these 15 loans through asset-backed securities (“ABS”) issued by the consolidated 16 securitization trusts. The ABS, which are held by unaffiliated third parties, are non-recourse financing. The difference in the amount of the loans in the trusts 19 and the amount of the ABS represents the Company’s retained net interest in the 20 securitization trusts. 19.On December 07, 2020, Anworth and Ready Capital issued a joint press 23 release announcing the Proposed Transaction. The press release states, in relevant part: 24 NEW YORK & SANTA MONICA, Calif. --Ready Capital Corporation (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance 27 company that originates, acquires, finances and services small-to 28 - 6 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 7 of 18 Page ID #:7 medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that 3 focusesprimarilyoninvestmentsinresidentialmortgage-backed 4 securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. 7 The combined company is expected to have a pro forma equity capital 8 base in excess of $1 billion.The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across 11 the larger equity base. 12 13 Under the terms of the merger agreement, each share of Anworth common 14 stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital’s closing stock 17 price on Friday, December 4, 2020, the implied offer price is $2.94 per 18 share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, 21 while Anworth stockholders are expected to own approximately 24% of 22 the combined company’s stock.Ready Capital will also assume Anworth’s three outstanding series of preferred stock. 25 26In connection with the merger, Waterfall Asset Management, LLC 27 (“Waterfall”), Ready Capital’s external manager, has agreed to reduce the 28 - 7 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 8 of 18 Page ID #:8 base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the 3 transaction. 4 5Based on the closing prices of Ready Capital’s common stock on 6 December 4, 2020, the market capitalization of the combined company would be approximately $984 million.The combined company will 9 operate under the name Ready Capital and its shares are expected to 10 continue trading on the New York Stock Exchange under the existing ticker symbol “RC”. 13 “This merger highlights our continued focus on establishing Ready Capital as an industry-leading mortgage REIT, with the scale and financial 16 resources to pursue compelling risk-adjusted returns across its diversified 17 investmentplatform,”statedReadyCapitalChairmanandChief Executive Officer Thomas Capasse. “The combined company will be in 20 a more formidable position to execute its business plan, improve operating and cost efficiencies, and continue growth in a prudent and profitable 23 manner.” 24 Anticipated Benefits to Ready Capital and Anworth Stockholders from the Merger 27 28 - 8 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 9 of 18 Page ID #:9 •Over $1 billion combined capital base and a diversified investment portfolio 3 Portfolio redeployment will enable Ready Capital to capitalize on 4 attractive investment opportunities •Scale advantages include: 7 o Reduced operating expenses (as a percentage of combined 8 9capital base) 10o Improved access to financing, including corporate debt 11 funding alternatives 12 o Greater portfolio diversification o Enhanced shareholder liquidity and investor base diversity 15 Management, Governance and Corporate Headquarters 16 Upon completion of the merger, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready 19 Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and 20 Gary Taylor will remain in their current roles. The combined company will be headquartered in New York, New York.The Board of the 23 combined company is expected to have eight directors, consisting of Ready Capital’s existing seven directors and one independent director from Anworth’s current Board. 27 28The S-4 Misleads Anworth Stockholders by Omitting Material Information - 9 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 10 of 18 Page ID #:10 20.On January 4, 2021, defendants filed the materially misleading and incomplete S-4 with the SEC. Designed to convince Anworth’s stockholders to vote 3 in favor of the Proposed Transaction, the S-4 is rendered misleading by the omission 4 of critical information concerning: (i) the financial projections for Anworth and Ready Capital and the data and inputs underlying the valuation analyses that support the 7 fairness opinion provided by the Company’s financial advisor, Credit Suisse; (ii) Credit 8 Suisse’s potential conflicts of interest; and (iii) the background of the Proposed Transaction. 11 MaterialOmissionsConcerningAnworth’sandReadyCapital’sFinancial 12 Projections and Credit Suisse’s Financial Analyses 21.The S-4 omits material information regarding the financial projections for 15 Anworth and Ready Capital. 16 22.For example, the S-4 fails to disclose: (i) the distributed cash flows that Anworth was forecasted to generate during the last quarter of Anworth’s fiscal year 19 ending December 31, 2020 through the full fiscal year ending December 31, 2023; (ii) 20 the distributed cash flows that Ready Capital was forecasted to generate during the last quarter of Ready Capital’s fiscal year ending December 31, 2020 through the full fiscal 23 year ending December 31, 2025; and (iii) Anworth’s estimated total book value per 24 share over the projection period. 23.The S-4 omits material information regarding Credit Suisse’s financial 27 analyses. 28 - 10 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 11 of 18 Page ID #:11 24.The S-4 describes Credit Suisse’s fairness opinion, and the various valuation analyses it performed in support of its opinion. However, the description of 3 Credit Suisse’s fairness opinion and analyses fails to include key inputs and 4 assumptions underlying these analyses. Without this information, as described below, Anworth’s public stockholders are unable to fully understand these analyses and, thus, 7 are unable to determine what weight, if any, to place on Credit Suisse’s fairness opinion 8 9in determining whether to vote in favor of the Proposed Transaction. 1025.With respect to Credit Suisse’s Selected Public Companies Analysis, the 11 S-4 fails to disclose the individual multiples and financial metrics for each of the 12 companies observed by Credit Suisse. 26.With respect to Credit Suisse’s Selected Precedent Transactions Analysis, 15 the S-4 fails to disclose the individual multiples and financial metrics for each of the 16 transactions observed by Credit Suisse. 27.With respect to Credit Suisse’s Dividend Discount Analysis of Anworth 19 and Ready Capital, the S-4 fails to disclose: (i) the distributed cash flows that Anworth 20 was forecasted to generate during the last quarter of Anworth’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2023; (ii) the 23 distributed cash flows that Ready Capital was forecasted to generate during the last 24 quarter of Ready Capital’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2025; (iii) Credit Suisse’s basis for selecting the range of 27 tangible book value per share (“TBVPS”) multiples of 0.70x to 0.90x for Anworth and 28 - 11 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 12 of 18 Page ID #:12 0.80x to 1.00x for Ready Capital; and (iv) the inputs and assumptions underlying the discount rates ranging from 9.0% to 14.0% and 9.0% to 13.0%, respectively. 3 The omission of this material information renders certain portions of the 4 S-4 materially misleading, including, inter alia, the following sections of the S-4: “Certain Ready Capital Unaudited Prospective Financial Information,” “Certain 7 Anworth Unaudited Prospective Financial Information” and “Opinion of Anworth’s 8 Financial Advisor.” Material Omissions Concerning Credit Suisse’s Potential Conflicts of Interest 11 The S-4 fails to disclose material information concerning the potential 12 conflicts of interest faced by Credit Suisse. 30.For example, the S-4 fails to disclose any past services performed by 15 Credit Suisse for the Company or its affiliates and the fees received by Credit Suisse 16 for providing these services. 31.Full disclosure of investment banker compensation and all potential 19 conflicts is required due to the central role played by investment banks in the 20 evaluation, exploration, selection, and implementation of strategic alternatives. 32.The omission of this material information renders certain portions of the 23 S-4 materially misleading, including, inter alia, the following section of the S-4: 24 “Opinion of Anworth’s Financial Advisor.” Material Omissions Concerning the Background of the Proposed Transaction 27 28 - 12 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 13 of 18 Page ID #:13 33.The S-4 fails to disclose material information concerning the background of the Proposed Transaction. 3 For example, the S-4 fails to disclose the specific terms of the 4 confidentiality agreements the Company entered into with potential bidders and whether any of the confidentiality agreements entered into with potential bidders 7 during the sale process included standstill provisions or “don’t-ask, don’t-waive” 8 standstill provisions that are still in effect and presently precluding any potential counterparty from submitting a topping bid for Anworth. 11 Any reasonable Anworth stockholder would deem the fact that a likely 12 topping bidder may be precluded from making a topping bid for the Company to significantly alter the total mix of information. 15 Additionally, the S-4 fails to disclose (i) the terms of any bids or 16 indications of interest received by the Company from a party identified in the S-4 as “Company A”; (ii) the terms of the verbal proposals the Company received between 19 May and August 2020; and (iii) the third party valuation reports and sum-of-the-parts 20 analyses used to validate Anworth’s and Ready Capital’s respective book value, discussed by Credit Suisse and Ready Capital’s financial advisor Wells Fargo 23 Securities, LLC. 24 37.The omission of this material information renders certain portions of the S-4 materially misleading, including, inter alia, the following section of the S-4: 27 “Background of the Merger.” 28 - 13 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 14 of 18 Page ID #:14 38.Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent 3 judicial intervention. 4 CLAIMS FOR RELIEF COUNT I Claims Against All Defendants for Violations of Section 14(a) of the 8 Exchange Act and Rule 14a-9 Promulgated Thereunder 9 39.Plaintiff repeats all previous allegations as if set forth in full. 40.During the relevant period, defendants disseminated the false and 12 misleading S-4 specified above, which failed to disclose material facts necessary to 13 make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 16 promulgated thereunder. 17 41.By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the S-4. The 20 S-4 was prepared, reviewed, and/or disseminated by the defendants. It misrepresented and/or omitted material facts, including material information about Anworth’s and 23 Ready Capital’s projections, the data and inputs underlying the financial valuation 24 analyses that support the fairness opinion provided by Credit Suisse, Credit Suisse’s potential conflicts of interest and the background of the Proposed Transaction. The 27 28 - 14 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 15 of 18 Page ID #:15 defendants were at least negligent in filing the S-4 with these materially false and misleading statements. 3 The omissions and false and misleading statements in the S-4 are material 4 in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction. 7 By reason of the foregoing, the defendants have violated Section 14(a) of 8 9the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder. 1044.Because of the false and misleading statements in the S-4, Plaintiff is 11 threatened with irreparable harm, rendering money damages inadequate. Therefore, 12 injunctive relief is appropriate to ensure defendants’ misconduct is corrected. COUNT II Claims Against the Individual Defendants for 16 Violations of Section 20(a) of the Exchange Act 17 45.Plaintiff repeats all previous allegations as if set forth in full. 46.The Individual Defendants acted as controlling persons of Anworth within 20 the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Anworth, and participation in and/or awareness 23 of the Company’s operations and/or intimate knowledge of the false statements 24 contained in the S-4 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the 27 28 - 15 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 16 of 18 Page ID #:16 Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. 3 47.Each of the Individual Defendants was provided with or had unlimited 4 access to copies of the S-4 and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent 7 the issuance of the statements or cause the statements to be corrected. 8 948.In particular, each of the Individual Defendants had direct and supervisory 10involvement in the day-to-day operations of the Company, and, therefore, is presumed 11 to have had the power to control or influence the particular transactions giving rise to 12 the securities violations as alleged herein, and exercised the same. The S-4 at issue contains the unanimous recommendation of each of the Individual Defendants to 15 approve the Proposed Transaction. They were, thus, directly involved in the making 16 of the S-4. 49.In addition, as the S-4 sets forth at length, and as described herein, the 19 Individual Defendants were each involved in negotiating, reviewing, and approving the 20 Proposed Transaction. The S-4 purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into. 23 50.By virtue of the foregoing, the Individual Defendants have violated 24 Section 20(a) of the Exchange Act. 51.As set forth above, the Individual Defendants had the ability to exercise 27 control over and did control a person or persons who have each violated Section 14(a) 28 - 16 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 17 of 18 Page ID #:17 and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable 3 pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of 4 defendants’ conduct, Anworth’s stockholders will be irreparably harmed. PRAYER FOR RELIEF 7 WHEREFORE, Plaintiff demands judgment and preliminary and permanent 8 relief, including injunctive relief, in his favor on behalf of Anworth, and against defendants, as follows: 11 Preliminarily and permanently enjoining defendants and all persons acting 12 in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction; 15 In the event defendants consummate the Proposed Transaction, rescinding 16 it and setting it aside or awarding rescissory damages to Plaintiff; C.Directing the Individual Defendants to disseminate an S-4 that does not 19 contain any untrue statements of material fact and that states all material 20 facts required in it or necessary to make the statements contained therein not misleading; 23 D.Declaring that defendants violated Sections 14(a) and/or 20(a) of the 24 Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder; E.Awarding Plaintiff the costs of this action, including reasonable allowance 27 for Plaintiff’s attorneys’ and experts’ fees; and 28 - 17 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-00702 Document 1 Filed 01/26/21 Page 18 of 18 Page ID #:18 1F.Granting such other and further relief as this Court may deem just and proper. 2 JURY DEMAND Plaintiff demands a trial by jury on all claims and issues so triable. Dated: January 26, 2021 6 7 8 9 10 11 12 13 BRAGAR EAGEL & SQUIRE, P.C. Alexandra B. Raymond 810 Seventh Avenue, Suite 620 New York, NY 10019 Tel: (646) 860-9158 16Fax: (212) 214-0506 Email: raymond@bespc.com 17 Attorneys for Plaintiff 18 19 20 21 22 23 24 WEISSLAW LLP ___________________ Joel E. Elkins 9100 Wilshire Blvd. #725 E. Beverly Hills, CA 90210 Telephone: 310/208-2800 Facsimile:310/209-2348 -and-Richard A. Acocelli 1500 Broadway, 16th Floor New York, NY 10036 Telephone: 212/682-3025 Facsimile: 212/682-3010 Attorneys for Plaintiff 25 26 27 28 - 18 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Exhibit 99.7

BRODSKY & SMITH, LLC Evan J. Smith, Esquire (SBN 242352) esmith@brodskysmith.com Ryan P. Cardona, Esquire (SBN 302113) rcardona@brodskysm.ith.com 9595 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212 Phone: (877) 534-2590 5Facsimile: (310) 247-0160 6Attorneys for Plaintiff 7 INTHE UNITED STATES DISTRICT COURT 8 FOR THE CENTRAL DISTRICT OF CALIFORNIA 9 10DIANE ANTASEK, AS TRUSTEE FOR THE DIANE R. ANTASEK TRUST AGREEMENT, APRIL 8, 1997 AND RONALD ANTASEK, AS TRUSTEE FOR THE RONALD J, ANTASEK SR. TRUST AGREEMENT, APRIL 8, 1997, on behalf of themselves and all others similarly situated, 14 Plaintiff, 15 vs. 16 ANWORTH MORTGAGE ASSET CORPORATION, JOSEPH E. MCADAMS, JOE E. DAVIS, ROBERT C. DAVID, MARK S. MARON, LLOYD MCADAMS, and DOMINIQUE MIELLE, 19 Defendants. 20 Case No.: CLASS ACTION CLASS ACTION COMPLAINT FOR: Breach of Fiduciary Duties Aiding and Abetting Breach of Fiduciary Duties Violation of § 14(a) of the Securities Exchange Act of 1934 Violation of § 20(a) of the Securities Exchange Act of 1934 DEMAND FOR JURY TRIAL Plaintiffs, Diane Antasek, As Trustee For The Diane R. Antasek Trust Agreement, April 8, 1997 And Ronald Antasek, As Trustee For The Ronald J, Antasek Sr. Trust Agreement, April 8, 1997 ("Plaintiffs"), by their attorneys, on behalf of themselves and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to them, which are alleged upon personal knowledge, as follows: 26 27 28 - 1-CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01/21 Page 2 of 24Page ID #:2 1SUMMARY OF THE ACTION 2I.Plaintiffs bring this stockholder class action on behalf of themselves and all other public stockholders of Anworth Mortgage Asset Corporation ("Anworth" or the "Company''), against Anworth, the Company's Board of Directors (the "Board" or the "Individual Defendants," and collectively with Anworth and the Individual Defendants, the "Defendants"), for violations of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") and for breaches of fiduciary duty as a result of the Individual Defendants' efforts to sell the Company to Ready Capital Corporation ("Parent"), and RC Merger Subsidiary, LLC ("Merger Sub," and collectively with Parent, "Ready Capital") as a result of an unfair process for an unfair price, and to enjoin an upcoming stockholder vote on a proposed stock and cash transaction valued at approximately $1 billion (the "Proposed Transaction"). 2.The terms of the Proposed Transaction were memorialized in a December 8, 2020, filing with the Securities and Exchange Commission ("SEC") on Form 8-K attaching the definitive Agreement and Plan of Merger (the "Merger Agreement").Under the terms of the Merger Agreement, Ready Capital will acquire all of the outstanding shares of Anworth's common stock, in exchange for 0.1688 shares of Ready Capital common stock and $0.61 incash for each share of Anworth common stock they own.As a result of the Proposed Transaction, Anworth's shareholders interests will be significantly diluted - they will own only 24% of the combined company, while existing Ready Capital shareholders will own the vast majority, or 76%, of the go-forward company. In fact, the merger consideration is well below the 52-week high of $3.80 for Anworth shares. 223. Thereafter, on January 4, 2021, Ready Capital filed a Form S-4 Regiastration Statement (the "Registration Statement") with the SEC in support of the Proposed Transaction. 4.The Proposed Transaction is unfair and undervalued for a number of reasons. Significantly, the Registration Statement describes an insufficient process in which the Board acquiesced to Ready Capital's low price bid without fielding indications of interest from other potentially interested third parties. 28 -2-CLASS ACTION COMPLAINT

5.In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties ofloyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell Anworth without first taking steps to ensure that Plaintiffs and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) 5engineering the Proposed Transaction to benefit themselves and/or Ready Capital without regard for Anworth public stockholders.Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Anworth stockholders. 96. Next, it appears as though the Board has entered into the Proposed Transaction to procure for themselves and senior management of the Company significant and immediate benefits with no thought to the Company's public stockholders. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the merger consideration. 7.In violation of the Exchange Act and in further violation of their fiduciary duties, Defendants caused to be filed the materially deficient Registration Statement on January 4, 2021 with the SEC in an effort to solicit stockholders to vote their Anworth shares in favor of the Proposed Transaction. The Registration Statement is materially deficient, deprives Anworth's stockholders of the information they need to make an intelligent, informed and rational decision of whether to vote their shares in favor of the Proposed Transaction, and is thus in breach of the Defendants fiduciary duties.As detailed below, the Registration Statement omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the fmancial projections for Anworth, provided by Anworth to the Company's fmancial advisors, Credit Suisse Securities (USA) LLC ("Credit Suisse"); and (c) the data and inputs underlying the financial valuation analyses, if any, that purport to support the fairness opinions created by Credit Suisse and provided to the Company and the Board. 28 - 3 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01/21 Page 4 of 24Page ID #:4 18. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiffs and the Class. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from violation oflaw by Defendants. PARTIES 69.Plaintiffs are citizens of Florida and, at all times relevant hereto, have been Anworth 7stockholders. 810. Defendant Anworth is a Delaware corporation and has its principal place of business at 1288 Ocean Avenue, 2nd Floor, Santa Monica, CA 90401. Shares of Anworth common stock are traded on the NasdaqGS under the symbol "ANH." 11.Defendant Joseph E. McAdams ("McAdams ")has been a Director of the Company at all relevant times. In addition, McAdams serves as the Company's President, Chief Executive Officer ("CEO"), and Chairman of the Board. 1412. Defendant Joe E. Davis ("Joe Davis") has been a director of the Company at all relevant times. 13.Defendant Robert C. Davis ("Robert Davis") has been a director of the Company at all relevant times. 1814. Defendant Mark S. Maron ("Maron") has been a director of the Company at all 19 relevant times. 2015.Defendant Dominique Mielle ("Mielle ") has been a director of the Company at 21all relevant times. 2216. Defendants identified in11-16 are collectively referred to as the "Individual Defendants." 17.Non-Defendant Ready Capital operates as a real estate finance company in the United States. Ready Capital Corporation was founded in 2007 and is headquartered in New York, NY. Ready Capital common stock is traded on the New York Stock Exchange (''NYSE") under the ticker symbol "RC." 28 -4-CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01/21 Page 5 of 24Page ID #:5 118.Non-Defendant Merger Sub is a wholly owned subsidiary of Parent created to effectuate the Proposed Transaction. JURISDICTION AND VENUE 419.This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange 5Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiffs alleges 6violations of Sections 14(a) and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. 20.Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice. 1321. Venue is proper in this District pursuant to 28 U.S.C. § 1391, because Anworth has its principal place of business is located in this District, and each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District. CLASS ACTION ALLEGATIONS 22.Plaintiffs bring this action pursuant to Federal Rule of Civil Procedure 23, as trustees and on behalf of the stockholders of Anworth common stock who are being and will be harmed by Defendants' actions described herein (the "Class"). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants. 2223. 23 24 25 26 27 28 This action is properly maintainable as a class action because: The Class is so numerous that joinder of all members is impracticable. According to Company's most recently filed 10-Q prior to the announcement of the Proposed Transaction, as of November 4, 2020, there were 99,235,604 shares of Anworth common stock outstanding. The actual - 5 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01/21 Page 6 of 24Page ID #:6 number of public stockholders of Anworth will be ascertained through discovery; b. There are questions of law and fact which are common to the Class, including inter alia, the following: 5i. Whether Defendants have violated the federal securities laws; 6IL Whether Defendants made material misrepresentations and/or omitted material facts in the Registration Statement; and iii. Whether Plaintiffs and the other members of the Class have and will continue to suffer irreparable injury if the Proposed Transaction is 10consummated. c. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class; d. Plaintiffs' claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class; e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; 20f. Plaintiffs anticipate that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and 23g. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole. 26 27 28 - 6 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01/21 Page 7 of 24Page ID #:7 1 224. THE INDIVIDUAL DEFENDANTS' FIDUCAIRY DUTIES By reason of the Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Anworth and owe the Company the duties of due care, loyalty, and good faith. 25.By virtue of their positions as directors and/or officers of Anworth, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Anworth to engage in the practices complained of herein. 26.Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must: a. act with the requisite diligence and due care that is reasonable under the circumstances; b. act in the best interest of the Company; c. use reasonable means to obtain material information relating to a given action or decision; d. refrain from acts involving conflicts of interest between the fulfillment of their roles in the Company and the fulfillment of any other roles or their personal affairs; e. avoid competing against the Company or exploiting any business 20opportunities of the company for their own benefit, or the benefit of others; and f.disclose to the Company all information and documents relating to the 23company's affairs that they received by virtue of their positions in the 24company. 2527. In accordance with their duties of loyalty and good faith, the Individual 26Defendants, as directors and/or officers of Anworth, are obligated to refrain from: 27 28 CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01/21 Page 8 of 24Page ID #:8 a.participating in any transaction where the directors' or officers' loyalties are divided; b.participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or 6c.unjustly enriching themselves at the expense or to the detriment of 7the Company or its stockholders. 828. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Anworth, Plaintiffs and the other public stockholders of Anworth, including their duties of loyalty, good faith, and due care. 1229. As a result of the Individual Defendants' divided loyalties, Plaintiffs and Class members will not receive adequate, fair or maximum value for their Anworth common stock in the Proposed Transaction. SUBSTANTIVE ALLEGATIONS Company Background 1730. The Company operates as a real estate investment trust (REIT) in the United States. It primarily invests in, finances, and manages a leveraged portfolio of residential mortgage-backed securities and loans that are guaranteed by government-sponsored enterprises, such as the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation. The company also invests in non-agency mortgage backed securities that are secured by first-lien residential mortgage loans; and other mortgage-related investments consisting of mortgage derivative securities, subordinated interests, and residential real estate properties. Anworth Mortgage Asset Corporation qualifies as a real estate investment trust ("REIT") for federal income tax purposes .. 2531. The Company's most recent financial performance press release, revealing financial results from the quarter preceding the announcement of the Proposed Transaction, indicated sustained and solid fmancial performance.For example, in an November 4, 2020 28 - 8 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01/21 Page 9 of 24Page ID #:9 Investors Conference Calls announcing its 2020 Q3 fmancial results, CEO Defendant McAdams spoke on the Company's financials, "With our mortgage credit investments, we have seen improving performance metrics regarding COVID forbearance and delinquency trends, and the values of these assets saw increases during the quarter as a result. While agency prepayment rates on our portfolio remain high, which is a drag on core earnings, roll income from our TBA positions continue to be attractive and drove core earnings higher on the quarter. Core earnings were $3.6 million or $0.04 per common share during the third quarter, up from $0.02 in the second quarter. GAAP net income was $0.20 per share.. Our book value per share increased $0.19 on the quarter from $2.85 to $3.04 per common share. When talcing into account the $0.05 dividend that was declared during the quarter, total economic return on book value for common shareholders was 8.4% for the quarter." 1232. These positive results are not an anomaly, but rather, are indicative of a trend of continued financial success and future potential success by Anworth. Clearly, based upon these positive financial results and outlook, the Company is likely to have tremendous future success and should command a much higher consideration than the amount contained within the Proposed Transaction. 1733. Despite this upward trajectory and increasing financial results, the Individual Defendants have caused Anworth to enter into the Proposed Transaction for insufficient consideration. The Proposed Transaction 2134. On December 8, 2020, Anworth and Ready Capital issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part: NEW YORK & SANTA MONICA, Calif.--(BUSINESS WIRE)--Ready Capital Corporation (NYSE:RC) ("Ready Capital"), a multi-strategy real estate fmance company that originates, acquires, :finances and services small-to medium-sized balancecommercialloans,andAnworthMortgageAssetCorporation (NYSE:ANH) ("Anworth"), a specialty fmance REIT that focuses primarily on 26investments in residential mortgage-backed securities, announced today that they have entered into a defmitive merger agreement pursuant to which Ready Capital 27will combine with Anworth. The combined company is expected to have a pro 28 -9-CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 10 of 24Page ID #:10 fonna equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital's closing stock price on Friday, 5December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of 6the combined company's stock, while Anworth stockholders are expected to own approximately 24% of the combined company's stock. Ready Capital will also assume Anworth' s three outstanding series of preferred stock. In connection with the merger, Waterfall Asset Management, LLC (''Waterfall"), Ready Capital's external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the transaction. 10 Based on the closing prices of Ready Capital's common stock on December 4, 2020, the market capitalization of the combined company would be approximately $984 million. The combined company will operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol "RC". "This merger highlights our continued focus on establishing Ready Capital as an industry-leading mortgage REIT, with the scale and financial resources to pursue compelling risk-adjusted returns across its diversified investment platform," stated Ready Capital Chairman and Chief Executive Officer Thomas Capasse. ''The combined company will be in a more formidable position to execute its business plan, improve operating and cost efficiencies, and continue growth in a prudent and profitable manner." Anticipated Benefits to Ready Capital and Anworth Stockholders from the Merger 19 Over $1 billion combined capital base and a diversified investment portfolio 20 Portfolio redeployment will enable Ready Capital to capitalize on attractive investment opportunities •Scale advantages include: 23•Reduced operating expenses (as a percentage of combined capital base) Improved access to financing, including corporate debt funding alternatives 24 Greater portfolio diversification 25 Enhanced shareholder liquidity and investor base diversity 26Management, Governance and Corporate Headquarters 27 28 -10-CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 11of 24Page ID #:11 Upon completion of the merger, Ready Capital's Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and Gary Taylor will remain intheir current roles. The combined company will be headquartered in New York, New York. The Board of the combined company is expected to have eight directors, consisting of Ready Capital's existing seven directors and one independent director from Anworth's current Board. 5Timing and Approvals 6The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions. The Inadequate Merger Consideration 1035.Significantly, the Company's financial prospects and opportunities for future growth, and synergies with Ready Capital establish the inadequacy of the merger consideration. 36.First, the compensation afforded under the Proposed Transaction to Company stockholders significantly undervalues the Company. For example, the deal consideration is below the 52-week high of $3.80 for the Company's shares. The proposed valuation does not adequately reflect the intrinsic value of the Company. 37.To be more specific, since COVID-19 global pandemic affected the market in March 2020, the stock price has increased exponentially and worked its way back up from $0.83 per share to $2.51 per share on December 7, 2020, and due to the consistent upward progression, there was no indication that the stock would not continue to climb. 38.Additionally, the Proposed Transaction represents a significant synergistic benefit to Ready Capital, which operates in the same industry as Anworth, and will use the new portfolio, operational capabilities, and brand capital to bolster its own position in the market. 39.Specifically, the Press Release for the Proposed Transaction highlights some of the benefits Ready Capital will be enjoying at the expense of the Company's shareholders, for example, "Portfolio redeployment will enable Ready Capital to capitalize on attractive investment opportunities, with reduced operating expenses (as a percentage of combined capital base), improved access to financing, including corporate debt funding alternatives, greater portfolio 28 - 11 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 12 of 24Page ID #:12 diversification, and enhanced shareholder liquidity and investor base diversity." Anworth's shareholders invested in the Company's long establishment and prior success in the real estate industry, where those attributted benefits will no longer carry such weight on their investment. 440. Clearly, while the deal will be beneficial to Ready Capital it comes at great expense 5to Plaintiffs and other public stockholders of the Company. 641. Moreover, post-closure, Anworth's shareholders interests will be significantly diluted - they will own only 24% of the combined company, while existing Ready Capital shareholders will own the vast majority, or 76%, of the go-forward company. 942. It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Ready Capital at the expense of Anworth stockholders, which clearly indicates that Anworth stockholders were not an overriding concern inthe formation of the Proposed Transaction. Precluslve Deal Mechanisms 1443. The Merger Agreement contains certain provisions that unduly benefit Ready Capital by making an alternative transaction either prohibitively expensive or otherwise impossible.Significantly, the Merger Agreement contains a termination fee provision that is especially onerous and impermissible. Notably, in the event of termination, the Merger Agreement requires Anworth to pay up to $15 million to Ready Capital, if the Merger Agreement is terminated under certain circumstances.Moreover, under one circumstance, Anworth must pay this termination fee even if it consummates any competing company Acquisition Proposal (as defined in the Merger Agreement) within 12 monthsfollowing the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming. 2544. The Merger Agreement also contains a "No Solicitation by the Company'' provision that restricts Anworth from considering alternative acquisition proposals by, inter alia, constraining Anworth's ability to solicit or communicate with potential acquirers or consider their 28 - 12 - CLASS ACTION COMPLAINT proposals. Specifically, the provision prohibits the Company from directly or indirectly soliCredit Suisseng, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide written "Company Competing Proposal" if it constitutes or is reasonably calculated to lead to a "Company Superior Proposaf' as defined in the Merger Agreement. 645. Moreover, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Ready Capital information in order to match any other offer, thus providing Ready Capital access to the unsolicited bidder's financial information and giving Ready Capital the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Ready Capital. 1246. These provisions, individually and collectively, materially and improperly impede the Board's ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and its public stockholders. 47.Accordingly, the Company's true value is compromised by the consideration offered in the Proposed Transaction. Potential Conflicts of Interest 48.The breakdown of the benefits of the deal indicate that Anworth insiders are the primary beneficiaries of the Proposed Transaction, not the Company's public stockholders. The Board and the Company's executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiffs and the public stockholders of Anworth. 49.Certain insiders stand to receive fmancial benefits as a result of the Proposed Transaction. According to the Registration Statement, "Pursuant to the Merger Agreement, as of the effective time of the Merger, the Vesting Anworth Phantom Shares will automatically vest in 27 28 -13 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 14 of 24Page ID #:14 full and then immediately be cancelled in exchange for the right to receive the Per Share Common Merger Consideration with respect to such Vesting Anworth Phantom Share.'' 3 4Executive Oflicen and Direetol'l(l) 5Joseph E. McAdams Charles J. Siegel Joe E. Davis 24,000 $62,880 Robert C. Davis 24,000 $62,880 Mark S. Maron 16,000 $41,920 7 Number of Vesting Anworth Phantom Shara Vldue ofVe1ting Anworth Phantom Share1 8 9 10 Lloyd McAdams 11 12Dominique Mielle6,000$15,720 13 Furthermore, according to the Registration Statement, "Anworth is currently 14 externally managed by the Anworth Manager pursuant to the Anworth Management Agreement. 15 In connection with the entry into the Merger Agreement, the Anworth Management Agreement 16 was amended pursuant to the Anworth Management Agreement Amendment. The Anworth 17 Management Agreement Amendment provides that upon the Closing, the Anworth Management 18 Agreement will terminate, and as a result of such termination, Anworth will pay the Anworth 19 Manager a termination fee of $20.3 million, and Ready Capital or Merger Sub (as the surviving 20 company following the Merger) will reimburse the Anworth Manager for certain unpaid expenses 21 and pay to the Anworth Manager all accrued and unpaid management fees then owed under the 22 Anworth Management Agreement, as and when specified in the Anworth Management Agreement 23 Amendment." 24 Defendants Joseph McAdams and Lloyd McAdams "own an interest in the 25 Anworth Manager, and therefore will receive a part of the payments that will be due to the Anworth 26 Manager in connection with the termination of the Anworth Management Agreement." 27 28 - 14 - CLASS ACTION COMPLAINT

52.Moreover, Defedant Mielle will serve on the Board of the new, combined compamy. 353. Thus, while the Proposed Transaction is not in the best interests of Anworth 4stockholders, it will produce lucrative benefits for the Company's officers and directors. 5The Materially Misleading and/or Incomplete Registration Statement 654. On January 4, 2021, the Defendants caused to be filed with the SEC a materially misleading and incomplete Registration Statement that, in violation of the Exchange Act and their fiduciary duties, failed to provide the Company's stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company's stockholders concerning the financial and procedural fairness of the Proposed Transaction. Omissions and/or Material Misrepresentations Concerning the Sales Process Leading up to the Proposed Transaction 1455. The Registration Statement fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Registration Statement fails to disclose: a. Whether the Company entered into any confidentiality agreements with any other party besides Ready Capital relating to the sales process, and if so, whether the terms of that agreement differed from the one with Ready Capital, 20and in what way; b. All specific conditions under which any standstill provision contained in any entered confidentiality agreement entered into between the Company and 23potentially interested third parties throughout the sales process, including Ready Capital, would fall away; and c. Whether Credit Suisse has performed past services for any parties to the Merger 26Agreement or their affiliates, including the timing and nature of such services, 27and the amount of compensation received for providing such services; 28 - 15 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 16 of 24Page ID #:16 1Omissions and/or Material Misrepresentations Concerning Financial Projections 56.The Registration Statement fails to provide material information concerning financial projections provided by Anworth and Ready Capital management and relied upon by Credit Suisse in its analyses. The Registration Statement discloses management-prepared financial projections for which are insufficient and/or are materially misleading. 657.The Registration Statement indicates that in connection with the rendering of Credit Suisse's fairness opinion, Credit Suisse reviewed "(i) fmancial forecasts relating to Anworth for the fiscal years ending December 31, 2020 through December 31, 2023 (which are referred to in this section as the "Anworth Projections") prepared and provided to Credit Suisse by the Anworth Manager and (ii) financial forecasts relating to Ready Capital for the fiscal years ending December 31, 2020 through December 31, 2025 (which are referred to in this section as the "Ready Capital Projections") prepared and provided to Credit Suisse by the Ready Capital Manager." 1358. Accordingly, the Registration Statement should have, but fails to provide, certain information inthe projections that Anworth management provided to the Board, Credit Suisse, and Credit Suisse. Courts have uniformly stated that ''projections ... are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or[] market multiples. What they cannot hope to do is replicate management's inside view of the company's prospects." In re Netsmart Techs., Inc. S'holders Litig., 924 A.2d 171, 201-203 19(Del. Ch. 2007). 59.With respect to both the "Anworth Management Projections," and the "Ready Capital Management Projections," the Registration Statement fails to disclose material line items for Core Earnings Per Share. the following metrics: 60.The Registration Statement also fails to disclose a reconciliation of all non-GAAP to GAAP metrics utilized by Anworth and Ready Capital in the projections. 2561. The Registration Statement fails to disclose the distributed cash flows that both 26Anworth (fiscal year ending December 31, 2020 through fiscal year ending December 31, 2023) 27 28 - 16 - CLASS ACTION COMPLAINT

and Ready Capital (last quarter fiscal year ending December 31, 2020 through full fiscal year ending December 31, 2025) were forecast to generate. 62.This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were 5not fully informed as to Defendants' actions, including those that may have been taken in bad faith, 6 and cannot fairly assess the process. 7 63.Without accurate projection data presented in the Registration Statement, Plaintiffs 8 and other stockholders of Anworth are unable to properly evaluate the Company's true worth, the 9 merger consideration's true value, the accuracy of Credit Suisse's fmancial analyses, or make an 10 informed decision whether to vote their Company stock in favor of the Proposed Transaction. As 11 such, the Board has breached their fiduciary duties by failing to include such information in the 12 Registration Statement. 13 Omissions and/or Material Misrepresentations Concerning the Financial Analyses by 14 Credit Suisse 15 64.In the Registration Statement, Credit Suisse describes its respective fairness 16 opinion and the various valuation analyses performed to render such opinion.However, the 17 descriptions fail to include necessary underlying data, support for conclusions, or the existence of, 18 or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, 19 confirm the valuations or evaluate the fairness opinions. 20 With respect to the Dividend Discount Analysis, for both Anworth and Ready 21 Capital, the Registration Statement fails to disclose the following: 22 The terminal values for Anworth and Ready Capital; 23 The basis for the application of the range of TBVPS multiples to ach of 24 Anworth's and Ready Capital's book value; 25 The forecasted distributed cash flows that Anworth (fiscal year ending 26 December 31, 2020 through fiscal year ending December 31, 2023) and Ready 27 28 - 1 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 18 of 24Page ID #:18 1 2 3 4 5 666. Capital (last quarter fiscal year ending December 31, 2020 through full fiscal year ending December 31, 2025) were forecast to generate; The specific inputs and assumptions used to calculate the applied discount rate range of9.0% - 14% (Anworth) and 9.0% - 13.0% (Ready Capital); and The number of Anworth common stock outstanding on a fully diluted basis. With respect to the Selected Public Companies Analysis, for both Anworth and Ready Capital, the Registration Statement fails to disclose the benchmark multiples and metrics for each selected company. 67.With respect to the Selected Precedent Transactions Analysis, the Registration Statement fails to disclose the benchmark multiples and metrics fo reach selected transaction. 68.These disclosures are critical for stockholders to be able to make an informed decision on whether to vote their shares in favor of the Proposed Transaction. 69.Without the omitted information identified above, Anworth public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests.Moreover, without the key financial information and related disclosures, Anworth public stockholders cannot gauge the reliability of the fairness opinion and the Board's determination that the Proposed Transaction is in their best interests.As such, the Board has breached their fiduciary duties by failing to include such information inthe Registration Statement. FIRST COUNT Claim for Breach of Fiduciary Duties 22 2370. 2471. (Against the Individual Defendants) Plaintiffs repeats all previous allegations as if set forth in full herein. The Individual Defendants have violated their fiduciary duties of care, loyalty and 25good faith owed to Plaintiffs and the Company's public stockholders. 26 27 28 - 18 - CLASS ACTION COMPLAINT

172. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in Anworth. 473. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of Anworth by entering into the Proposed Transaction through a flawed and unfair process and failing to take steps to maximize the value of Anworth to its public stockholders. 874. Indeed, Defendants have accepted an offer to sell Anworth at a price that fails to reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares. 75.Moreover, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiffs and the Class all material information necessary for them to make an informed decision on whether to vote their shares in favor of the Proposed Transaction. 1476. The Individual Defendants dominate and control the business and corporate affairs of Anworth, and are in possession of private corporate information concerning Anworth's assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Anworth which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value. 77.By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class. 2278. As a result of the actions of the Individual Defendants, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Anworth's assets and have been and will be prevented from obtaining a fair price for their common stock. 26 27 28 - 19 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 20 of 24Page ID #:20 79.Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class, all to the irreparable harm of the Class. 80.Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants' actions threaten to inflict. SECOND COUNT Aiding and Abetting the Board's Breaches of Fiduciary Duty Against Defendant Anworth, Inc. 10 herein. 81. Plaintiffs incorporate each and every allegation set forth above as if fully set forth 82.Defendant Anworth, knowingly assisted the Individual Defendants' breaches of fiduciary duty in connection with the Proposed Acquisition, which, without such aid, would not have occurred. 83.As a result of this conduct, Plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares. 84.Plaintiffs and the members of the Class have no adequate remedy at law. THIRD COUNT 20Violations of Section 14(a) of the Exchange Act 21(Against All Defendants) 2285. 2386. Plaintiff repeat all previous allegations as if set forth in full herein. Defendants have disseminated the Registration Statement with the intention of soliCredit Suisseng stockholders to vote their shares in favor of the Proposed Transaction. 87.Section 14(a) of the Exchange Act requires full and fair disclosure in connection with the Proposed Transaction. Specifically, Section 14(a) provides that: 27 28 -20-CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 21 of 24Page ID #:21 It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the 5public interest or for the protection of investors, to solicit or to permit the 6use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 781 of this title. 88.As such, SEC Rule 14a-9, 17 C.F.R. 240.14a-9, states the following: 10No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with 17respect to the solicitation of a proxy for the same meeting or subject matter 18which has become false or misleading. 1989. The Registration Statement was prepared in violation of Section 14(a) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Registration Statement is materially misleading and omits material facts that are necessary to render them non-misleading. 90.The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein. 26 27 28 -21 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 22 of 24Page ID #:22 191. The Individual Defendants were at least negligent in filing a Registration Statement that was materially misleading and/or omitted material facts necessary to make the Registration Statement not misleading. 492. The misrepresentations and omissions in the Registration Statement are material to Plaintiffs and the Class, and Plaintiffs and the Class will be deprived of their entitlement to decide whether to vote their shares in favor of the Proposed Transaction on the basis of complete information if such misrepresentations and omissions are not corrected prior to the stockholder vote regarding the Proposed Transaction. FOURTH COUNT 10Violations of Section 20(a) of the Exchange Act 11 1293. 1394. (Against All Individual Defendants) Plaintiffs repeats all previous allegations as if set forth in full herein. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Registration Statement was materially misleading to Company stockholders. 2095.The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained ofherein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Registration Statement and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Registration Statement. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed 27 28 -22-CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 23 of 24Page ID #:23 the Registration Statement before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected. 96.The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Anworth's business, the information contained in its filings with the SEC, and its public statements.Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company's stockholders and that the Registration Statement was misleading. As a result, the Individual Defendants are responsible for the accuracy of the Registration 10Statement and are therefore responsible and liable for the misrepresentations contained herein. 1197. The Individual Defendants acted as controlling persons of Anworth within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Anworth to engage in the wrongful conduct complained of herein.The Individual Defendants controlled Anworth and all of its employees. As alleged above, Anworth is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act. WHEREFORE, Plaintiffs demand injunctive relief, in their favor and in favor of the Class, and against the Defendants, as follows: A.Ordering that this action may be maintained as a class action and certifying Plaintiffs as the Class representatives and Plaintiffs' counsel as Class counsel; B.Enjoining the Proposed Transaction; 23 C.In the event Defendants consummate the Proposed Transaction, rescinding it and 24 setting it aside or awarding rescissory damages to Plaintiffs and the Class; 25 D.Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable; 28 -23 - CLASS ACTION COMPLAINT

Case 2:21-cv-00917Document 1 Filed 02/01121 Page 24 of 24 Page ID #:24 1E.Directing the Individual Defendants to exercise their fiduciary duties to commence 2a sale process that is reasonably designed to secme the best possible consideration for 3Anworth and obtain a transaction which is in the best interests of Anworth and its 4 stockholders; 5 F.Directing defendants to account to Plaintiffs and the Class for damages sustained 6 7because of the wrongs complained of herein; 8G.Awarding Plaintiffs the costs of this action, including reasonable allowance for 9Plaintiff's attorneys' and experts' fees; and 10H.Granting such other and further relief as this Court may deem just and proper. 11 DEMAND FOR JURY TRIAL 12 Plaintiffs hereby demand a jury on all issues which can be heard by ajury. 13 14Dated:Februaryl,2021BRODSKY & SMITH, LLC 15By: 16 17 18 19 20 21 22 23 24 25 26 27 28 &J. ------------------------------------------------------------Evan J. Smith, Esquire (SBN 242352) esmith@brodskysmith.com Ryan P. Cardona, Esqull'e (SBN 302113) rcardona@brodskysmith.com 9595 Wilshire Blvd, Ste. 900 Phone: (877) 534-2590 Facsimile (310) 247-0160 Attorneys for Plaintiffs -24-CLASS ACTION COMPLAINT

Exhibit 99.8

IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK SEAN MCGILLIVRAY, Plaintiff, v. READY CAPITAL CORPORATION, THOMAS EDWARD CAPASSE, JACK JAY ROSS, FRANK P. FILIPPS, GILBERT NATHAN, ANDREA PETRO, J. MITCHELL REESE, and TODD M. SINAI, Defendants. Civil Action No. COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED Plaintiff Sean McGillivray (“Plaintiff”) by and through his undersigned attorneys, brings this action on behalf of himself, and alleges the following based upon personal knowledge as to those allegations concerning Plaintiff and, as to all other matters, upon the investigation of counsel, which includes, without limitation: (a) review and analysis of public filings made by Ready Capital Corporation (“Ready Capital” or the “Company”) and other related parties and non-parties with the United States Securities and Exchange Commission (“SEC”); (b) review and analysis of press releases and other publications disseminated by certain of the Defendants (defined below) and other related non-parties; (c) review of news articles, shareholder communications, and postings on the Company’s website concerning the Company’s public statements; and (d) review of other publicly available information concerning Ready Capital and the Defendants.

SUMMARY OF THE ACTION This is an action brought by Plaintiff against Ready Capital and the Company’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Section 14(a) and 20(a) of the Securities Exchange Act of 1934, 15.U.S.C. §§ 78n(a), 78t(a), and SEC Rule 14a-9, 17 C.F.R. 240.14a-9, in connection with the Company’s proposed acquisition of Anworth Mortgage Asset Corporation (“Anworth”) (the “Proposed Transaction”). On December 6, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Anworth. Pursuant to the terms of the Merger Agreement, Anworth stockholders will receive $0.61 in cash and 0.1688 shares of Ready Capital common stock per share of Anworth owned (the “Merger Consideration”). On February 5, 2021, in order to convince the Company’s shareholders to vote in favor of the Proposed Transaction, the Board authorized the filing of a materially incomplete and misleading registration statement with the SEC on Form S-4/A (the “Registration Statement”), in violation of Sections 14(a) and 20(a) of the Exchange Act. For these reasons, and as set forth in detail herein, Plaintiff asserts claims against Ready Capital and the Board for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to Ready Capital shareholders before the vote on the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE This Court has subject matter jurisdiction over all claims asserted herein pursuant to Section 27 of the Exchange Act, 15 U.S.C § 78aa, and 28 U.S.C. § 1331, as Plaintiff alleges violations of Sections 14(a) and 20(a) of the Exchange Act. This Court has personal jurisdiction over all of the Defendants because each is either a corporation that conducts business in, solicits shareholders in, and/or maintains operations within, this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District. THE PARTIES Plaintiff is, and has been at all times relevant hereto, the owner of Ready Capital shares. Defendant Ready Capital is incorporated under the laws of Maryland and has its principal executive offices located at 1140 Avenue of the Americas, 7th Floor, New York, New York 10036. The Company’s common stock trades on the New York Stock Exchange under the symbol “RC.” Defendant Thomas Edward Capasse (“Capasse”) is and has been a the Chairman of the Board and Chief Executive Officer of Ready Capital at all times during the relevant time period.

Defendant Jack Jay Ross (“Ross”) is and has been a director of Ready Capital at all times during the relevant time period. Defendant Frank P. Filipps (“Filipps”) is and has been a director of Ready Capital at all times during the relevant time period. Defendant Gilbert Nathan (“Nathan”) is and has been a director of Ready Capital at all times during the relevant time period. Defendant Andrea Petro (“Petro”) is and has been a director of Ready Capital at all times during the relevant time period. Defendant J. Mitchell Reese (“Reese”) is and has been a director of Ready Capital at all times during the relevant time period. Defendant Todd M. Sinai (“Sinai”) is and has been a director of Ready Capital at all times during the relevant time period. Defendants Capasse, Ross, Filipps, Nathan, Petro, Reese, and Sinai are collectively referred to herein as the “Individual Defendants.” The Individual Defendants, along with Defendant Ready Capital, are collectively referred to herein as “Defendants.” SUBSTANTIVE ALLEGATIONS Background of the Company Ready Capital is a multi-strategy real estate finance company that originates, acquires, finances and services small to medium balance commercial (“SBC”) loans, Small Business Administration (“SBA”) loans, residential mortgage loans, and to a lesser extent, mortgage backed securities (“MBS”) collateralized primarily by SBC loans, or other real estate-related investments. Ready Capital’s loans generally range in original principal amounts up to

$35 million and are used by businesses to purchase real estate used in their operations or by investors seeking to acquire small multi-family, office, retail, mixed use or warehouse properties. Ready Capital’s acquisition and origination platforms consist of four operating segments: loan acquisitions, SBC originations, SBA originations, acquisitions and servicing, and residential mortgage banking. Ready Capital is externally managed and advised by the Ready Capital Manager, an investment advisor registered with the SEC under the Investment Advisors Act of 1940, as amended. The Company Announces the Proposed Transaction On December 7, 2020, the Company jointly issued a press release announcing the Proposed Transaction. The press release stated in part: NEW YORK and SANTA MONICA, Calif., Dec. 7, 2020 /PRNewswire/ --Ready Capital Corporation (NYSE:RC) ("Ready Capital"), a multi-strategy real estate finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) ("Anworth"), a specialty finance REIT that focuses primarily on investments in residential mortgage-backed securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital's closing stock price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company's stock, while Anworth stockholders are expected to own approximately 24% of the combined company's stock. Ready Capital will also assume Anworth's three outstanding series of preferred stock. In connection with the merger, Waterfall Asset Management, LLC ("Waterfall"), Ready Capital's external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the transaction.

Based on the closing prices of Ready Capital's common stock on December 4, 2020, the market capitalization of the combined company would be approximately $984 million. The combined company will operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol "RC". "This merger highlights our continued focus on establishing Ready Capital as an industry-leading mortgage REIT, with the scale and financial resources to pursue compelling risk-adjusted returns across its diversified investment platform," stated Ready Capital Chairman and Chief Executive Officer Thomas Capasse. "The combined company will be in a more formidable position to execute its business plan, improve operating and cost efficiencies, and continue growth in a prudent and profitable manner." *** Timing and Approvals The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions. Advisors Wells Fargo Securities is acting as exclusive financial advisor and Alston & Bird LLP is acting as legal advisor to Ready Capital. Credit Suisse is acting as exclusive financial advisor and Greenberg Traurig LLP is acting as legal advisor to the Board of Directors of Anworth. FALSE AND MISLEADING STATEMENTS AND/OR MATERIAL OMISSIONS IN THE REGISTRATION STATEMENT On February 5, 2021, the Company authorized the filing of the Registration Statement with the SEC. The Registration Statement recommends that the Company’s shareholders vote in favor of the Proposed Transaction. Defendants were obligated to carefully review the Registration Statement prior to its filing with the SEC and dissemination to the Company’s shareholders to ensure that it did not contain any material misrepresentations or omissions. However, the Registration Statement misrepresents and/or omits material information that is necessary for the Company’s shareholders to make informed decisions regarding whether to vote in favor of the Proposed Transaction, in violation of Sections 14(a) and 20(a) of the Exchange Act. Material False and Misleading Statements or Material Misrepresentations or Omissions Regarding the Company’s Financial Projections The Registration Statement contains projections prepared by the Company’s and Anworth’s management concerning the Proposed Transaction, but fails to provide material information concerning such. The SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heightened its scrutiny of the use of such projections.1 Indeed, on May 17, 2016, the SEC’s Division of Corporation Finance released new and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures that demonstrate the SEC’s tightening policy.2 One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide any reconciling metrics that are available without unreasonable efforts. In order to make management’s projections included in the Registration Statement materially complete and not misleading, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures. See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24, 2016), available at https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measuresthesecs evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into Profits, N.Y. Times, Apr. 22, 2016, available at http://www.nytimes.com/2016/04/24/business/fantasy-mathis-helping-companies-spin-ossesinto-profits.html?_r=0. Non-GAAP Financial Measures, Compliance & Disclosure Interpretations, U.S. SECURITIES AND EXCHANGE COMMISSION (May 17, 2017), available at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Specifically, with respect to the Company’s projections, the Company must disclose the line item projections for the financial metrics that were used to calculate the non-GAAP measures, including Core Earnings Per Share. With respect to Anworth’s projections, the Company must disclose the line item projections for the financial metrics that were used to calculate the non-GAAP measures, including Core Earnings Per Common Share. Disclosure of the above information is vital to provide investors with the complete mix of information necessary to make an informed decision when voting on the Proposed Transaction. Specifically, the above information would provide shareholders with a better understanding of the analyses performed by the Company’s financial advisor in support of its opinion. Material False and Misleading Statements or Material Misrepresentations or Omissions Regarding Credit Suisse’s Financial Opinion The Registration Statement contains the financial analyses and opinion of Credit Suisse Securities (USA) LLC (“Credit Suisse”) concerning the Proposed Transaction, but fails to provide material information concerning such. With respect to Credit Suisse’s Selected Public Companies Analysis – Anworth, the Registration Statement fails to disclose the individual multiples and metrics for each of the companies observed in the analysis. With respect to Credit Suisse’s Selected Public Companies Analysis – Ready Capital, the Registration Statement fails to disclose the individual multiples and metrics for each of the companies observed in the analysis.

With respect to Credit Suisse’s Selected Precedent Transactions Analysis, the Registration Statement fails to disclose the individual multiples and metrics for each of the transactions observed in the analysis. With respect to Credit Suisse’s Dividend Discount Analysis – Anworth, the Registration Statement fails to disclose: (i) the terminal values for Anworth; (ii) Anworth’s estimated book value; and (iii) the number of fully diluted outstanding shares of Anworth common stock. With respect to Credit Suisse’s Dividend Discount Analysis – Ready Capital, the Registration Statement fails to disclose: (i) the terminal values for Ready Capital; (ii) the distributed cash flows for Ready Capital; and (iii) Ready Capital’s estimated book value. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides shareholders with a basis to project the future financial performance of a company and allows shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Without the above described information, the Company’s shareholders are unable to cast a fully informed vote on the Proposed Transactions. Accordingly, in order to provide shareholders with a complete mix of information, the omitted information described above should be disclosed.

COUNT I (Against All Defendants for Violations of Section 14(a) of the Exchange Act and Rule 14a-9 Promulgated Thereunder) Plaintiff incorporates each and every allegation set forth above as if fully set forth herein. Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1). Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that communications with stockholders in a recommendation statement shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9. Defendants have issued the Registration Statement with the intention of soliciting shareholders support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the Registration Statement, which fails to provide critical information regarding, among other things, the financial projections for the Company. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Registration Statement, but nonetheless failed to obtain and disclose such information to shareholders although they could have done so without extraordinary effort. The Defendants knew or were negligent in not knowing that the Registration Statement is materially misleading and omits material facts that are necessary to render it not misleading. The Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction. The Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the Registration Statement, rendering the sections of the Registration Statement identified above to be materially incomplete and misleading. Indeed, the Defendants were required to be particularly attentive to the procedures followed in preparing the Registration Statement and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions. The Defendants were, at the very least, negligent in preparing and reviewing the Registration Statement. The preparation of a Registration Statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Defendants were negligent in choosing to omit material information from the Registration Statement or failing to notice the material omissions in the Registration Statement upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Defendants were intricately involved in the process leading up to the signing of the Merger

Agreement and the preparation of the Company’s financial projections. The misrepresentations and omissions in the Registration Statement are material to Plaintiff, who will be deprived of his right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict. COUNT II (Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act) Plaintiff incorporates each and every allegation set forth above as if fully set forth herein. The Individual Defendants acted as controlling persons of Ready Capital within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Ready Capital, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading. Each of the Individual Defendants was provided with, or had unlimited access to, copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Registration Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in preparing this document. In addition, as set forth in the Registration Statement sets forth at length and described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The Registration Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict. PRAYER FOR RELIEF WHEREFORE, Plaintiff prays for judgment and relief as follows:

Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction; Directing the Individual Defendants to disseminate an Amendment to the Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; Directing Defendants to account to Plaintiff for all damages sustained because of the wrongs complained of herein; Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and Granting such other and further relief as this Court may deem just and proper. JURY DEMAND Plaintiff demands a trial by jury on all issues so triable. Dated: February 9, 2021Respectfully submitted, By: /s/ Joshua M. Lifshitz Joshua M. Lifshitz Email: jml@jlclasslaw.com LIFSHITZ LAW FIRM, P.C. 1190 Broadway Hewlett, New York 11557 Telephone: (516) 493-9780 Facsimile: (516) 280-7376 Attorneys for Plaintiff

Exhibit 99.9

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 1 of 19 Page ID #:1 Joel E. Elkins (SBN 256020) jelkins@weisslawllp.com WEISSLAW LLP 9100 Wilshire Blvd. #725 E. Beverly Hills, CA 90210 3Telephone: 310/208-2800 Facsimile: 310/209-2348 4 Attorneys for Plaintiff 5 6 7 8UNITED STATES DISTRICT COURT 9 CENTRAL DISTRICT OF CALIFORNIA 10 11 ADAM FRANCHI,) ) ) Plaintiff,) ) ) ) ANWORTH MORTGAGE ASSET) ) MCADAMS, JOE E. DAVIS,) ROBERT C. DAVIS, MARK S.) ) DOMINIQUE MIELLE,) ) Defendants.) 21 22 23 Case No. COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED 24Plaintiff Adam Franchi (“Plaintiff”), on behalf of himself and all others similarly 25 situated, upon information and belief, including an examination and inquiry conducted 26 27 28 - 1 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 2 of 19 Page ID #:2 by and through his counsel, except as to those allegations pertaining to Plaintiff, which are alleged upon personal belief, alleges the following for his Complaint: 3 NATURE OF THE ACTION 4 1.Plaintiff brings this action against Anworth Mortgage Asset Corporation (“Anworth” or the “Company”) and the members of Anworth’s Board of Directors (the 7 “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) 8 of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. 11 § 240.14a-9. By the action, plaintiff seeks to enjoin the vote on a proposed transaction, 12 pursuant to which Anworth will be acquired by Ready Capital Corporation (“Ready Capital”) through Ready Capital’s subsidiary RC Merger Subsidiary (“Merger Sub”) 15 (the “Proposed Transaction”). 16 2.On December 7, 2020, Anworth announced it had entered into an Agreement and Plan of Merger dated December 6, 2020 (the “Merger Agreement”) to 19 merge Anworth with Ready Capital.The Merger Agreement provides that each 20 Anworth stockholder will receive (i) 0.1688 shares of Ready Capital common stock, and (ii) $0.61 in cash for each share of Anworth common stock they own (the “Merger 23 Consideration”). Ready Capital stockholders are expected to own approximately 76% 24 of the combined company’s stock when the deal closes. Anworth stockholders, on the other hand, are expected to own approximately 24% of the combined company’s stock 27 upon consummation of the Proposed Transaction. 28 - 2 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 3 of 19 Page ID #:3 3.On February 9, 2021, Anworth filed a Definitive Proxy Statement (the “Proxy Statement”) with the SEC.The Proxy Statement, which recommends that 3 AnworthstockholdersvoteinfavoroftheProposedTransaction,omitsor 4 misrepresents material information concerning, among other things: (i) the financial projections for Anworth and Ready Capital and the data and inputs underlying the 7 financial valuation analyses that support the fairness opinion provided by the 8 Company’s financial advisor, Credit Suisse Securities (USA) LLC (“Credit Suisse”); (ii) Credit Suisse’s potential conflicts of interest; and (iii) the background of the 11 Proposed Transaction. Defendants authorized the issuance of the false and misleading 12 Proxy Statement in violation of Sections 14(a) and 20(a) of the Exchange Act. 4.It is imperative that the material information omitted from the Proxy 15 Statement is disclosed to the Company’s stockholders prior to the forthcoming 16 stockholder vote so that they can properly exercise their corporate suffrage rights. 5.For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin 19 Defendants from taking any steps to consummate the Proposed Transaction unless and 20 until the material information discussed below is disclosed to the Company’s stockholders or, in the event the Proposed Transaction is consummated, to recover 23 damages resulting from the defendants’ violations of the Exchange Act. 24 JURISDICTION AND VENUE 6.This Court has jurisdiction over the claims asserted herein for violations 27 of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated 28 - 3 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 4 of 19 Page ID #:4 thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction). 3 7.The Court has jurisdiction over defendants because each defendant is 4 either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to 7 render the exercise of jurisdiction by this Court permissible under traditional notions 8 9of fair play and substantial justice. 108.Venue is proper in this District under Section 27 of the Exchange Act, 15 11 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391 because: (i) the Company’s principal 12 executive offices are located in this District; (ii) one or more of the defendants either resides in or maintains executive offices in this District; and (iii) defendants have 15 received substantial compensation in this District by doing business here and engaging 16 in numerous activities that had an effect in this District. THE PARTIES 19 9.Plaintiff is, and has been at all times relevant hereto, a continuous 20 stockholder of Anworth. 10.Defendant Anworth is a Maryland corporation, with its principal 23 executive offices located at 1299 Ocean Avenue, 2nd Floor, Santa Monica, California 24 90401. The Company is a specialty finance mortgage company organized to qualify as a real estate investment trust (“REIT”). Anworth’s common stock trades on the New 27 York Stock Exchange under the ticker symbol “ANH.” 28 - 4 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 5 of 19 Page ID #:5 11.Defendant Joseph E. McAdams (“Joseph McAdams”) is Chairman of the Board and has been Chief Executive Officer (“CEO”) of the Company since September 3 2018, President since July 2016, Chief Investment Officer since January 2003, and a 4 director and Executive Vice President of the Company since June 2002. 12.Defendant Joe E. Davis (“Joe Davis”) has been a director of the Company 7 since its formation in 1997. 8 913.Defendant Robert C. Davis (“Robert Davis”) has been a director of the 10Company since May 2005. 11 14.Defendant Mark S. Maron (“Maron”) has been a director of the Company 12 since May 2014. 15.Defendant Lloyd McAdams (“Lloyd McAdams”) has been a director of 15 the Company since its formation in 1997.Defendant Lloyd McAdams previously 16 served as Anworth’s Chairman until November 2018, CEO until September 2018, and President until July 2016. 19 16.Defendant Dominique Mielle (“Mielle”) has been a director of the 20 Company since November 2018. 17.Defendants identified in paragraphs 11-16 are referred to herein as the 23 “Board” or the “Individual Defendants.” 24 18.Non-party Ready Capital is a multi-strategy real estate finance company, principally located in New York. 27 28 - 5 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 6 of 19 Page ID #:6 19.Non-party Merger Sub is a Delaware limited liability company and wholly owned subsidiary of Ready Capital. 3 SUBSTANTIVE ALLEGATIONS The Proposed Transaction 20.On December 07, 2020, Anworth and Ready Capital jointly announced: 7 NEW YORK & SANTA MONICA, Calif. --Ready Capital Corporation 8 (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small-to 11 medium-sized balance commercial loans, and Anworth Mortgage Asset 12 Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that focusesprimarilyoninvestmentsinresidentialmortgage-backed 15 securities, announced today that they have entered into a definitive merger 16 agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital 19 base in excess of $1 billion.The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. 23 24Under the terms of the merger agreement, each share of Anworth common 25 stock will be converted into 0.1688 shares of Ready Capital common stock 26 27and $0.61 of cash consideration. Based on Ready Capital’s closing stock 28 - 6 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 7 of 19 Page ID #:7 price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are 3 expected to own approximately 76% of the combined company’s stock, 4 while Anworth stockholders are expected to own approximately 24% of the combined company’s stock.Ready Capital will also assume 7 Anworth’s three outstanding series of preferred stock. 8 9 In connection with the merger, Waterfall Asset Management, LLC 10 (“Waterfall”), Ready Capital’s external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 13 million over the four quarters immediately following the closing of the 14 15transaction. 16 Based on the closing prices of Ready Capital’s common stock on 17 December 4, 2020, the market capitalization of the combined company would be approximately $984 million.The combined company will 20 operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing 23 ticker symbol “RC”. 24 25“This merger highlights our continued focus on establishing Ready 26 Capital as an industry-leading mortgage REIT, with the scale and financial 27 28 - 7 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 8 of 19 Page ID #:8 resources to pursue compelling risk-adjusted returns across its diversified investmentplatform,”statedReadyCapitalChairmanandChief 3 Executive Officer Thomas Capasse. “The combined company will be in 4 a more formidable position to execute its business plan, improve operating and cost efficiencies, and continue growth in a prudent and profitable 7 manner.” 8 9 Anticipated Benefits to Ready Capital and Anworth Stockholders 10 11from the Merger 12 •Over $1 billion combined capital base and a diversified investment portfolio 15 •Portfolio redeployment will enable Ready Capital to capitalize on attractive investment opportunities 18 19•Scale advantages include: 20 21o Reduced operating expenses (as a percentage of combined 22 capital base) 23 24 o Improved access to financing, including corporate debt 25 26funding alternatives 27 28o Greater portfolio diversification - 8 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 9 of 19 Page ID #:9 1o Enhanced shareholder liquidity and investor base diversity 2 Management, Governance and Corporate Headquarters 3 4 Upon completion of the merger, Ready Capital’s Chairman and Chief 5 Executive Officer Thomas Capasse will lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and 8 Gary Taylor will remain in their current roles. The combined company 9 will be headquartered in New York, New York.The Board of the combined company is expected to have eight directors, consisting of 12 Ready Capital’s existing seven directors and one independent director 13 14from Anworth’s current Board. 15 The Proxy Statement Contains Material Misstatements or Omissions 21.The Proxy Statement was furnished to Company stockholder to solicit 18 their votes in favor of the Proposed Transaction.The Proxy Statement, however, 19 misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to vote in favor of that 22 deal. As such, the Proxy Statement has been issued in violation of Sections 14(a) and 23 20(a) of the Exchange Act. The Individual Defendants, moreover, were obligated to carefully review the Proxy Statement before it was filed with the SEC and disseminated 26 27 28 - 9 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 10 of 19 Page ID #:10 to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. They failed to do so. 3 As set forth herein, the Proxy Statement fails to provide Company 4 stockholders with material information or provides them with materially misleading information concerning: (a) the financial projections for Anworth and Ready Capital 7 and the data and inputs underlying the financial valuation analyses that support the 8 fairness opinion provided by the Company’s financial advisor, Credit Suisse; (b) Credit Suisse’s potential conflicts of interest; and (c) the background of the Proposed 11 Transaction. 12 Material Omissions Concerning the Financial Projections for Anworth and Ready Capital and Credit Suisse’s Financial Analyses 15 The Proxy Statement omits material information regarding the financial 16 projections for Anworth and Ready Capital. This omission is critical because Credit Suisse relied on these projections in performing the analyses underlying its fairness 19 opinion. See Proxy Statement at 100-101. Specifically, the Proxy Statement fails to 20 disclose: (a) the distributed cash flows that Anworth was forecasted to generate during the last quarter of Anworth’s fiscal year ending December 31, 2020 through the full 23 fiscal year ending December 31, 2023 and (b) the distributed cash flows that Ready 24 Capital was forecasted to generate during the last quarter of Ready Capital’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2025. 27 28 - 10 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 11 of 19 Page ID #:11 24.The Proxy Statement omits material information regarding Credit Suisse’s financial analyses. 3 25.The Proxy Statement describes Credit Suisse’s fairness opinion and the 4 various valuation analyses it performed in support of its opinion.However, the description of Credit Suisse’s fairness opinion and analyses fails to include key inputs 7 and assumptions underlying these analyses.Without this information, as described 8 below, Anworth’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Credit Suisse’s 11 fairness opinion in determining whether to vote in favor of the Proposed Transaction. 12 26.With respect to Credit Suisse’s Dividend Discount Analysis of Anworth, the Proxy Statement fails to disclose: (s) the distributed cash flows that Anworth was 15 forecasted to generate during the last quarter of Anworth’s fiscal year ending December 16 31, 2020 through the full fiscal year ending December 31, 2023; (b) Credit Suisse’s basis for selecting the range of tangible book value per share (“TBVPS”) multiples of 19 0.70x to 0.90x; and (c) quantification of the inputs and assumptions underlying the 20 discount rates ranging from 9.0% to 14.0%. 27.With respect to Credit Suisse’s Dividend Discount Analysis of Ready 23 Capital, the Proxy Statement fails to disclose: (a) the distributed cash flows that Ready 24 Capital was forecasted to generate during the last quarter of Ready Capital’s fiscal year ending December 31, 2020 through the full fiscal year ending December 31, 2025; (b) 27 Credit Suisse’s basis for selecting the range of TBVPS multiples of 0.80x to 1.00x; and 28 - 11 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 12 of 19 Page ID #:12 1(c) quantification of the inputs and assumptions underlying the discount rates ranging 2from 9.0% to 13.0%. 3 The omission of this material information renders the statements in the 4 “Certain Ready Capital Unaudited Prospective Financial Information,” “Certain Anworth Unaudited Prospective Financial Information” and “Opinion of Anworth’s 7 Financial Advisor” sections of the Proxy Statement false and/or materially misleading 8 in contravention of the Exchange Act. Material Omissions Concerning Credit Suisse’s Potential Conflicts of Interest 11 The Proxy Statement fails to disclose material information concerning the 12 potential conflicts of interest faced by Credit Suisse. Specifically, the Proxy Statement fails to disclose any past services performed by Credit Suisse for the Company or its 15 affiliates. The Proxy Statement also fails to disclose the fees received by Credit Suisse 16 for providing any such services. 30.Full disclosure of investment banker compensation and all potential 19 conflicts is required due to the central role played by investment banks in the 20 evaluation, exploration, selection, and implementation of strategic alternatives. The omission of this material information renders the statements in the “Opinion of 23 Anworth’s Financial Advisor” section of the Proxy Statement false and/or materially 24 misleading in contravention of the Exchange Act. Material Omissions Concerning the Background of the Proposed Transaction 27 28 - 12 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 13 of 19 Page ID #:13 31.The Proxy Statement fails to disclose material information concerning the background of the Proposed Transaction, including (a) the financial terms of any bids 3 or indications of interest received by the Company from a party identified in the Proxy 4 Statement as “Company A”; (b) the financial terms of the verbal proposals the Company received between May and August 2020; and (c) a fair summary of the third 7 party valuation reports and sum-of-the-parts analyses to validate Anworth’s and Ready 8 Capital’s respective book value, discussed by Credit Suisse and Ready Capital’s financial advisor Wells Fargo Securities, LLC. 11 The Proxy Statement also fails to disclose the terms of the confidentiality 12 agreements the Company entered into with potential bidders. Specifically, the Proxy Statement fails to disclose whether any of the confidentiality agreements entered into 15 with potential bidders during the sale process included standstill provisions or “don’t-16 ask, don’t-waive” (“DADW”) standstill provisions that are still in effect and presently precluding any potential counterparty from submitting a topping bid for Anworth. 19 The failure to disclose the existence of DADW provisions creates the false 20 impression that a potential bidder who entered into a confidentiality agreement could make a superior proposal for Anworth.If the potential acquirer’s confidentiality 23 agreement contains a DADW provision, then that potential bidder can only make a 24 superior proposal by (a) breaching the confidentiality agreement—since in order to make the superior proposal, it would have to ask for a waiver, either directly or 27 28 - 13 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 14 of 19 Page ID #:14 indirectly; or by (b) being released from the agreement, which if action has been done, is omitted from the Proxy Statement. 3 A reasonable Anworth stockholder would deem the fact that a likely 4 topping bidder may be precluded from making a topping bid for the Company to significantly alter the total mix of information.The omission of this material 7 information renders the statements in the “Background of the Merger” section of the 8 Proxy Statement false and/or materially misleading in contravention of the Exchange Act. 11 The Individual Defendants were aware of their duty to disclose the above-12 referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Proxy Statement. Absent disclosure of the foregoing 15 material information prior to the stockholder vote on the Proposed Transaction, 16 Plaintiff and the other stockholders of Anworth will be unable to make an informed voting decision in connection with the Proposed Transaction and are thus threatened 19 with irreparable harm warranting the injunctive relief sought herein. 20 CLAIMS FOR RELIEF COUNT I 23 Claims Against All Defendants for Violations of Section 14(a) of the 24 Exchange Act and Rule 14a-9 Promulgated Thereunder 36.Plaintiff repeats all previous allegations as if set forth in full. 27 28 - 14 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 15 of 19 Page ID #:15 37.During the relevant period, defendants disseminated the false and misleading Proxy Statement specified above, which failed to disclose material facts 3 necessary to make the statements, in light of the circumstances under which they were 4 made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder. 7 By virtue of their positions within the Company, the defendants were 8 aware of this information and of their duty to disclose this information in the Proxy Statement. The Proxy Statement was prepared, reviewed, and/or disseminated by the 11 defendants.It misrepresented and/or omitted material facts, including material 12 information about Anworth’s and Ready Capital’s projections, the data and inputs underlying the financial valuation analyses that support the fairness opinion provided 15 by Credit Suisse, Credit Suisse’s potential conflicts of interest and the background of 16 the Proposed Transaction. The defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements. 19 The omissions and false and misleading statements in the Proxy Statement 20 are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction. 23 By reason of the foregoing, the defendants have violated Section 14(a) of 24 the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder. 41.Because of the false and misleading statements in the Proxy Statement, 27 Plaintiff is threatened with irreparable harm, rendering money damages inadequate. 28 - 15 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 16 of 19 Page ID #:16 Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected. 3 COUNT II 4 Claims Against the Individual Defendants for 5Violations of Section 20(a) of the Exchange Act 6 42.Plaintiff repeats all previous allegations as if set forth in full. 7 43.The Individual Defendants acted as controlling persons of Anworth within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their 10 positions as officers and/or directors of Anworth, and participation in and/or awareness 11 of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy Statement filed with the SEC, they had the power to influence 14 and control and did influence and control, directly or indirectly, the decision-making 15 of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. 18 44.Each of the Individual Defendants was provided with or had unlimited 19 access to copies of the Proxy Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability 22 to prevent the issuance of the statements or cause the statements to be corrected. 23 45.In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed 26 to have had the power to control or influence the particular transactions giving rise to 27 28 - 16 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 17 of 19 Page ID #:17 the securities violations as alleged herein, and exercised the same.The Proxy Statement at issue contains the unanimous recommendation of each of the Individual 3 Defendants to approve the Proposed Transaction. They were, thus, directly involved 4 in the making of the Proxy Statement. 46.In addition, as the Proxy Statement sets forth at length, and as described 7 herein, the Individual Defendants were each involved in negotiating, reviewing, and 8 approving the Proposed Transaction. The Proxy Statement purports to describe the various issues and information that they reviewed and considered—descriptions the 11 Company directors had input into. 12 47.By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act. 15 48.As set forth above, the Individual Defendants had the ability to exercise 16 control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged 19 herein. By virtue of their positions as controlling persons, these defendants are liable 20 pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants’ conduct, Anworth’s stockholders will be irreparably harmed. 23 PRAYER FOR RELIEF 24 WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Anworth, and against 27 defendants, as follows: 28 - 17 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 18 of 19 Page ID #:18 A.Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed 3 Transaction and any vote on the Proposed Transaction, unless and until defendants 4 disclose and disseminate the material information identified above to Anworth stockholders; 7 B.In the event defendants consummate the Proposed Transaction, rescinding 8 9it and setting it aside or awarding rescissory damages to Plaintiff; 10C.Declaring that defendants violated Sections 14(a) and/or 20(a) of the 11 Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder; 12 D.Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and 15 E.Granting such other and further relief as this Court may deem just and 16 proper. JURY DEMAND 19 Plaintiff demands a trial by jury on all claims and issues so triable. 20 21 22 23 24 25 26 27 28 - 18 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Case 2:21-cv-01782 Document 1 Filed 02/25/21 Page 19 of 19 Page ID #:19 1Dated: February 25, 2021 2 3 4OF COUNSEL: 5 LONG LAW, LLC Brian D. Long 3828 Kennett Pike, Suite 208 Wilmington, DE 19807 8Telephone: 302/729-9100 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 WEISSLAW LLP Joel E. Elkins By: Joel E. Elkins 9100 Wilshire Blvd. #725 E. Beverly Hills, CA 90210 Telephone: 310/208-2800 Facsimile:310/209-2348 -and-Richard A. Acocelli 1500 Broadway, 16th Floor New York, NY 10036 Telephone: 212/682-3025 Facsimile: 212/682-3010 Attorneys for Plaintiff 25 26 27 28 - 19 - COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Exhibit 99.10

IN THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF PENNSYLVANIA TERRANCE BRODT, Plaintiff, v. ANWORTH MORTGAGE ASSET CORPORATION, JOSEPH E. MCADAMS, JOE E. DAVIS, ROBERT C. DAVIS, MARK MARON, LLYOD MCADAMS, DOMINIQUE MIELLE, READY CAPITAL CORPORATION, and RC MERGER SUBSIDIARY, LLC, Defendants. : :Case No. : :JURY TRIAL DEMANDED : :COMPLAINT FOR VIOLATION OF THE :SECURITIES EXCHANGE ACT OF 1934 : : : : : : : : Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges the following upon personal knowledge with respect to himself, and upon information and belief based upon the investigation of counsel as to all other allegations herein: NATURE OF ACTION On December 7, 2020, Anworth Mortgage Asset Corporation (“Anworth” or the “Company”) entered into an agreement (the “Merger Agreement”) to be acquired by Ready Capital Corporation (“Parent”) and RC Merger Subsidiary, LLC (“Merger Sub”) (collectively, “Ready Capital”) (the “Proposed Merger”). Under the terms of the Merger Agreement, Anworth’s stockholders will receive 0.1688 shares of Parent common stock and $0.61 in cash per share. On February 9, 2021, defendants filed a Form 424B3 (the “424B3”) with the U.S. Securities and Exchange Commission (the “SEC”). As alleged herein, the 424B3 fails to disclose material information regarding the Proposed Merger, and defendants violated Sections 14(a) and 20(a) of the Securities Exchange

Act of 1934 (the “Exchange Act”). JURISDICTION AND VENUE This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the Exchange Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice. Venue is proper under 28 U.S.C. § 1391(b) because a portion of the transactions and wrongs complained of herein occurred in this District. THE PARTIES Plaintiff is and has been continuously throughout all relevant times the owner of Anworth common stock. Defendant Anworth is a Maryland corporation. Anworth’s common stock is traded on the NYSE under the ticker symbol “ANH.” Defendant Joseph E. McAdams is Chief Executive Officer, President, and a member of the Board of Directors of Anworth (the “Board”). Defendant Joe E. Davis is a member of the Board. Defendant Robert C. Davis is a member of the Board. Defendant Mark S. Maron is a member of the Board. Defendant Llyod McAdams is a member of the Board. Defendant Dominique Mielle is a member of the Board.

Defendants identified in ¶¶ 10-15 are referred to herein as the “Individual Defendants.” Defendant Parent is a Maryland corporation. Defendant Merger Sub is a Delaware limited liability company. SUBSTANTIVE ALLEGATIONS Anworth is a specialty finance mortgage company. On December 6, 2020, Anworth entered into the Merger Agreement, under which Anworth’s stockholders will receive 0.1688 shares of Parent common stock and $0.61 in cash per share. The press release announcing the Proposed Merger provides as follows: Ready Capital Corporation (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small-to medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that focuses primarily on investments in residential mortgage-backed securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base. Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital’s closing stock price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, while Anworth stockholders are expected to own approximately 24% of the combined company’s stock. Ready Capital will also assume Anworth’s three outstanding series of preferred stock. In connection with the merger, Waterfall Asset Management, LLC (“Waterfall”), Ready Capital’s external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the transaction.

Based on the closing prices of Ready Capital’s common stock on December 4, 2020, the market capitalization of the combined company would be approximately $984 million. The combined company will operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol “RC”. [] Management, Governance and Corporate Headquarters Upon completion of the merger, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and Gary Taylor will remain in their current roles. The combined company will be headquartered in New York, New York. The Board of the combined company is expected to have eight directors, consisting of Ready Capital’s existing seven directors and one independent director from Anworth’s current Board. Timing and Approvals The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions. Advisors Wells Fargo Securities is acting as exclusive financial advisor and Alston & Bird LLP is acting as legal advisor to Ready Capital. Credit Suisse is acting as exclusive financial advisor and Greenberg Traurig LLP is acting as legal advisor to the Board of Directors of Anworth. On February 9, 2021, defendants filed the 424B3, which fails to disclose material information regarding the Proposed Merger. Financial Projections The 424B3 fails to disclose material information regarding Anworth’s and Ready Capital’s financial projections. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by a company’s financial advisor in support of its fairness opinion.

The 424B3 fails to disclose the following regarding Anworth’s financial projections: (i) the line items used to calculate Core Earnings Per Common Share; and (ii) projected distributed cash flows. The 424B3 fails to disclose the following regarding Ready Capital’s financial projections: (i) the line items used to calculate Core Earnings Per Share; and (ii) projected distributed cash flows. Background of the Proposed Merger and Potential Conflicts of Interest The 424B3 fails to disclose the terms of the confidentiality agreements Anworth signed during the time leading up to the Proposed Merger, including whether any include don’t ask, don’t waive provisions. The 424B3 fails to disclose the terms and values of all proposals made during the time leading up to the Proposed Merger. The 424B3 fails to disclose whether Credit Suisse has provided prior services for Anworth or its affiliates, and if so, the timing and nature of the services and the fees received by Credit Suisse for the services. If disclosed, the omitted information would significantly alter the total mix of information available to Anworth’s stockholders. COUNT I Claim Against the Individual Defendants and Anworth for Violation of Section 14(a) of the Exchange Act and Rule 14a-9 Plaintiff repeats and realleges the above-referenced allegations as if fully set forth herein. The Individual Defendants disseminated the false and misleading 424B3, which contained statements that, in violation of Section 14(a) of the Exchange Act and Rule 14a-9, in

light of the circumstances under which they were made, failed to state material facts necessary to make the statements therein not materially false or misleading. Anworth is liable as the issuer of these statements. The 424B3 was prepared, reviewed, and/or disseminated by the Individual Defendants. By virtue of their positions within the Company, the Individual Defendants were aware of this information and their duty to disclose this information in the 424B3. The Individual Defendants were at least negligent in filing the 424B3 with these materially false and misleading statements. The omissions and false and misleading statements in the 424B3 are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Merger. A reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available in the 424B3 and in other information reasonably available to stockholders. The 424B3 is an essential link in causing plaintiff to approve the Proposed Merger. Accordingly, defendants violated Section 14(a) of the Exchange Act and Rule 14a-9. Plaintiff is threatened with irreparable harm. COUNT II Claim Against the Individual Defendants and Ready Capital for Violation of Section 20(a) of the Exchange Act Plaintiff repeats and realleges the above-referenced allegations as if fully set forth herein.

The Individual Defendants and Ready Capital acted as controlling persons of Anworth within the meaning of Section 20(a) of the Exchange Act as alleged herein. Due to their positions as officers and/or directors of Anworth and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the 424B3, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading. Each of the Individual Defendants and Ready Capital was provided with or had unlimited access to copies of the 424B3 alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected. Each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The 424B3 contains the unanimous recommendation of the Individual Defendants to approve the Proposed Merger. They were thus directly involved in the making of the 424B3. Ready Capital also had supervisory control over the composition of the 424B3 and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the 424B3. Accordingly, the Individual Defendants and Ready Capital violated Section 20(a) of the Exchange Act.

The Individual Defendants and Ready Capital had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the Exchange Act and Rule 14a-9, by their acts and omissions as alleged herein. These defendants are liable pursuant to Section 20(a) of the Exchange Act. Plaintiff is threatened with irreparable harm. PRAYER FOR RELIEF WHEREFORE, plaintiff prays for judgment and relief against defendants as follows: Preliminarily and permanently enjoining defendants and all persons acting in concert with them from consummating the Proposed Merger; In the event defendants consummate the Proposed Merger, rescinding it and setting it aside or awarding rescissory damages; Directing the Individual Defendants to disseminate a 424B3 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; Declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder; Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and Granting such other and further relief as this Court may deem just and proper. JURY DEMAND Plaintiff requests a trial by jury on all issues so triable.

Dated: March 1, 2021 By: GRABAR LAW OFFICE Joshua H. Grabar (#82525) One Liberty Place 1650 Market Street, Suite 3600 Philadelphia, PA 19103 267-507-6085 jgrabar@grabarlaw.com Counsel for Plaintiff